
06026460

# FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934





For the month of February 2006

## FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

(Exact name of Registrant as specified in its charter)

## Mexican Economic Development, Inc.

(Translation of Registrant's name into English)



General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F _x_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x_

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No _x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

## Summary of Contents

The following data represents consolidated financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Fomento Económico Mexicano, S.A. de C.V. for the quarter ended December 31, 2005. It contains the following tables:

- Balance Sheet
- Income statement
- Statement of changes in financial position
- Ratios
- Data per share
- Notes to the consolidated financial statements
- Management discussion and analysis on the financial condition and results of operations of the company
- Accompanying notes to the consolidated financial statements
- Summary of share investments
- Summary schedule of credit and loans
- Trade balance and monetary position in foreign currency
- Integration and income calculation by monetary position
- Bonds and medium term notes listed in stock market
- Plants, commerce centers or distribution centers
- Main raw materials
- Sales distribution by product: domestic sales
- Sales distribution by product: foreign sales
- Integration of the paid capital stock
- Project information
- Transactions in foreign currency and conversion of income statements of foreign operations
- Summary & tax data of the issuer
- General issuer, employee and other data
- Declaration from the company officials responsible for the information

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2005**

**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**ESTADO DE SITUACION FINANCIERA**

AL 31 DE DICIEMBRE DE 2005 Y 2004

(Miles de Pesos)

**CONSOLIDADO**

**INFORMACION DICTAMINADA** **Impresión Final**

| REF S | CONCEPTOS | TRIMESTRE AÑO ACTUAL | | TRIMESTRE AÑO ANTERIOR | |
|---|---|---|---|---|---|
| | | Importe | % | Importe | % |
| 1 | **ACTIVO TOTAL** | **125,997,974** | **100** | **125,075,430** | **100** |
| 2 | **ACTIVO CIRCULANTE** | **22,740,306** | **18** | **21,263,123** | **17** |
| 3 | EFECTIVO E INVERSIONES TEMPORALES | 8,139,967 | 6 | 7,110,759 | 6 |
| 4 | CLIENTES Y DOCUMENTOS POR COBRAR (NETO) | 5,202,282 | 4 | 4,712,754 | 4 |
| 5 | OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO) | 1,503,354 | 1 | 1,662,133 | 1 |
| 6 | | 7,695,530 | 6 | 7,777,477 | 6 |
| 7 | OTROS ACTIVOS | 199,173 | 0 | 0 | 0 |
| 8 | **LARGO PLAZO** | **1,143,860** | **1** | **1,149,759** | **1** |
| 9 | CUENTAS Y DOCUMENTOS POR COBRAR (NETO) | 385,566 | 0 | 357,169 | 0 |
| 10 | INVERSIONES EN ACCIONES DE SUBSIDIARIAS ASOCIADAS NO CONSOLIDADAS | 758,294 | 1 | 792,590 | 1 |
| 11 | OTRAS INVERSIONES | 0 | 0 | 0 | 0 |
| 12 | **INMUEBLES, PLANTA Y EQUIPO (NETO)** | **44,730,103** | **36** | **46,291,892** | **37** |
| 13 | INMUEBLES | 5,763,271 | 5 | 5,710,704 | 5 |
| 14 | MAQUINARIA Y EQUIPO | 71,287,662 | 57 | 70,430,936 | 56 |
| 15 | OTROS EQUIPOS | 0 | 0 | 0 | 0 |
| 16 | DEPRECIACION ACUMULADA | 33,590,442 | 27 | 31,622,839 | 25 |
| 17 | CONSTRUCCIONES EN | 1,269,612 | 1 | 1,773,091 | 1 |
| 18 | **ACTIVO DIFERIDO (NETO)** | **50,167,866** | **40** | **49,959,518** | **40** |
| 19 | **OTROS ACTIVOS** | **7,215,839** | **6** | **6,411,138** | **5** |
| 20 | **PASIVO TOTAL** | **58,805,812** | **100** | **71,196,601** | **100** |
| 21 | **PASIVO CIRCULANTE** | **19,839,459** | **34** | **24,392,983** | **34** |
| 22 | PROVEEDORES | 8,982,658 | 15 | 8,179,347 | 11 |
| 23 | CREDITOS BANCARIOS | 3,458,782 | 6 | 7,008,834 | 10 |
| 24 | CREDITOS BURSATILES | 1,424,614 | 2 | 2,841,575 | 4 |
| 25 | IMPUESTOS POR PAGAR | 2,008,724 | 3 | 2,724,390 | 4 |
| 26 | OTROS PASIVOS | 3,964,681 | 7 | 3,638,837 | 5 |
| 27 | **PASIVO A LARGO PLAZO** | **29,731,528** | **51** | **37,501,652** | **53** |
| 28 | CREDITOS BANCARIOS | 20,075,775 | 34 | 25,942,782 | 36 |
| 29 | CREDITOS BURSATILES | 9,655,753 | 16 | 11,558,870 | 16 |
| 30 | OTROS CREDITOS | 0 | 0 | 0 | 0 |
| 31 | **CREDITOS DIFERIDOS** | **5,722,109** | **10** | **6,314,675** | **9** |
| 32 | **OTROS PASIVOS** | **3,512,716** | **6** | **2,987,291** | **4** |
| 33 | **CAPITAL CONTABLE** | **67,192,162** | **100** | **53,878,829** | **100** |
| 34 | **PARTICIPACION MINORITARIA** | **19,340,786** | **29** | **17,218,179** | **32** |
| 35 | **CAPITAL CONTABLE MAYORITARIO** | **47,851,376** | **71** | **36,660,650** | **68** |
| 36 | **CAPITAL CONTRIBUIDO** | **25,558,958** | **38** | **17,721,836** | **33** |
| 37 | CAPITAL SOCIAL PAGADO | 2,981,855 | 4 | 2,640,400 | 5 |
| 38 | ACTUALIZACION CAPITAL SOCIAL | 1,971,402 | 3 | 1,971,402 | 4 |
| 39 | PRIMA EN VENTA DE | 20,605,701 | 31 | 13,110,034 | 24 |
| 40 | APORTACIONES PARA FUTUROS AUMENTOS DE | 0 | 0 | 0 | 0 |
| 41 | **CAPITAL GANADO (PERDIDO)** | **22,292,418** | **33** | **18,938,814** | **35** |
| 42 | RESULTADOS ACUMULADOS Y RESERVA DE | 21,983,017 | 33 | 16,633,108 | 31 |
| 43 | RESERVA PARA RECOMPRA DE | 3,000,000 | 4 | 3,000,000 | 6 |
| 44 | EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION CAPITAL CONTABLE | (8,240,010) | (12) | (6,721,299) | (12) |
| 45 | **RESULTADO NETO DEL EJERCICIO** | 5,549,411 | 8 | 6,027,005 | 11 |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2005**

**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**ESTADO DE SITUACION FINANCIERA** **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

**INFORMACION DICTAMINADA** **Impresión Final**

| REF S | CONCEPTOS | TRIMESTRE AÑO ACTUAL | | TRIMESTRE AÑO ANTERIOR | |
|---|---|---|---|---|---|
| | | Importe | % | Importe | % |
| **3** | **EFECTIVO E INVERSIONES TEMPORALES** | **8,139,967** | **100** | **7,110,759** | **100** |
| 46 | EFECTIVO | 3,663,002 | 45 | 2,343,253 | 33 |
| 47 | INVERSIONES | 4,476,965 | 55 | 4,767,506 | 67 |
| **18** | **CARGOS DIFERIDOS** | **50,167,866** | **100** | **49,959,518** | **100** |
| 48 | GASTOS AMORTIZABLES | 1,198,709 | 2 | 1,118,018 | 2 |
| 49 | CREDITO MERCANTIL | 0 | 0 | 0 | 0 |
| 50 | IMPUESTOS DIFERIDOS | 1,230,465 | 2 | 1,503,276 | 3 |
| 51 | OTROS | 47,738,692 | 95 | 47,338,224 | 95 |
| **21** | **PASIVO CIRCULANTE** | **19,839,459** | **100** | **24,392,983** | **100** |
| 52 | PASIVOS EN MONEDA | 9,523,395 | 48 | 9,275,978 | 38 |
| 53 | PASIVOS EN MONEDA | 10,316,064 | 52 | 15,117,005 | 62 |
| **24** | **CREDITOS BURSATILES CORTO PLAZO** | **1,424,614** | **100** | **2,841,575** | **100** |
| 54 | PAPEL COMERCIAL | 0 | 0 | 0 | 0 |
| 55 | PAGARE DE MEDIANO | 1,424,614 | 100 | 2,841,575 | 100 |
| 56 | PORCION CIRCULANTE DE | 0 | 0 | 0 | 0 |
| **26** | **OTROS PASIVOS CIRCULANTES** | **3,964,681** | **100** | **3,638,837** | **100** |
| 57 | OTROS PASIVOS CIRCULANTES CON | 4,607 | 0 | 120 | 0 |
| 58 | OTROS PASIVOS CIRCULANTES SIN | 3,960,074 | 100 | 3,638,717 | 100 |
| **27** | **PASIVO A LARGO PLAZO** | **29,731,528** | **100** | **37,501,652** | **100** |
| 59 | PASIVO EN MONEDA | 5,961,487 | 20 | 10,858,804 | 29 |
| 60 | PASIVO EN MONEDA | 23,770,041 | 80 | 26,642,848 | 71 |
| **29** | **CREDITOS BURSATILES LARGO PLAZO** | **9,655,753** | **100** | **11,558,870** | **100** |
| 61 | OBLIGACIONES | 0 | 0 | 0 | 0 |
| 62 | PAGARE DE MEDIANO | 9,655,753 | 100 | 11,558,870 | 100 |
| **30** | **OTROS CREDITOS** | **0** | **100** | **0** | **100** |
| 63 | OTROS CREDITOS CON | 0 | 0 | 0 | 0 |
| 64 | OTROS CREDITOS SIN | 0 | 0 | 0 | 0 |
| **31** | **CREDITOS DIFERIDOS** | **5,722,109** | **100** | **6,314,675** | **100** |
| 65 | CREDITO MERCANTIL | 0 | 0 | 0 | 0 |
| 66 | IMPUESTOS DIFERIDOS | 3,275,032 | 57 | 4,300,334 | 68 |
| 67 | OTROS | 2,447,077 | 43 | 2,014,341 | 32 |
| **32** | **OTROS PASIVOS** | **3,512,716** | **100** | **2,987,291** | **100** |
| 68 | RESERVAS | 0 | 0 | 0 | 0 |
| 69 | OTROS PASIVOS | 3,512,716 | 100 | 2,987,291 | 100 |
| **44** | **EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE** | **(8,240,010)** | **100** | **(6,721,299)** | **100** |
| 70 | RESULTADO ACUMULADO POR POSICION | 0 | 0 | 0 | 0 |
| 71 | RESULTADO POR TENENCIA DE ACTIVOS NO RIOS | (8,240,010) | (100) | (6,721,299) | (100) |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA**
**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

TRIMESTRE: **4** AÑO: **2005**

**ESTADO DE SITUACION FINANCIERA**
OTROS CONCEPTOS
(Miles de Pesos)

**CONSOLIDADO**

**INFORMACION DICTAMINADA**

**Impresión Final**

| REF S | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ANTERIOR Importe |
|---|---|---|---|
| 72 | CAPITAL DE TRABAJO | 2,900,847 | (3,129,860) |
| 73 | FONDO PARA PENSIONES Y PRIMA DE | 2,447,077 | 2,014,341 |
| 74 | NUMERO DE FUNCIONARIOS | 1,045 | 1,033 |
| 75 | NUMERO DE EMPLEADOS | 49,158 | 47,437 |
| 76 | NUMERO DE OBREROS (*) | 40,528 | 39,747 |
| 77 | NUMERO DE ACCIONES EN CIRCULACION | 5,963,710,450 | 5,297,310,450 |
| 78 | NUMERO DE ACCIONES RECOMPRADAS | 0 | 0 |

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2005**

**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**ESTADO DE RESULTADOS** **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2005 Y 2004

(Miles de Pesos)

**INFORMACION DICTAMINADA** **Impresión Final**

| REF R | CONCEPTOS | TRIMESTRE AÑO ACTUAL | | TRIMESTRE AÑO ANTERIOR | |
|---|---|---|---|---|---|
| | | Importe | % | Importe | % |
| **1** | **VENTAS NETAS** | **105,581,714** | **100** | **96,832,559** | **100** |
| 2 | COSTO DE | 56,194,518 | 53 | 51,222,017 | 53 |
| **3** | **RESULTADO BRUTO** | **49,387,196** | **47** | **45,610,542** | **47** |
| 4 | GASTOS DE | 33,800,430 | 32 | 31,374,314 | 32 |
| **5** | **RESULTADO DE OPERACION** | **15,586,766** | **15** | **14,236,228** | **15** |
| 6 | COSTO INTEGRAL DE FINANCIAMIENTO | 2,407,742 | 2 | 1,331,967 | 1 |
| **7** | **RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO** | **13,179,024** | **12** | **12,904,261** | **13** |
| 8 | OTRAS OPERACIONES FINANCIERAS | 529,510 | 1 | 881,992 | 1 |
| **9** | **RESULTADO ANTES DE IMPUESTOS Y P.T.U.** | **12,649,514** | **12** | **12,022,269** | **12** |
| 10 | PROVISION PARA IMPUESTOS Y | 4,583,592 | 4 | 2,533,013 | 3 |
| **11** | **RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.** | **8,065,922** | **8** | **9,489,256** | **10** |
| 12 | PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS | 46,048 | 0 | 68,834 | 0 |
| **13** | **RESULTADO NETO POR OPERACIONES CONTINUAS** | **8,111,970** | **8** | **9,558,090** | **10** |
| 14 | RESULTADO POR OPERACIONES (NETO) | 0 | 0 | 0 | 0 |
| **15** | **RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS** | **8,111,970** | **8** | **9,558,090** | **10** |
| 16 | PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) | 0 | 0 | 0 | 0 |
| 17 | EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO) | (46,331) | 0 | 0 | 0 |
| **18** | **RESULTADO NETO** | **8,158,301** | **8** | **9,558,090** | **10** |
| 19 | PARTICIPACION MINORITARIA | 2,608,890 | 2 | 3,531,085 | 4 |
| **20** | **RESULTADO NETO MAYORITARIO** | **5,549,411** | **5** | **6,027,005** | **6** |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2005**

**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**ESTADO DE RESULTADOS** **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

**INFORMACION DICTAMINADA** **Impresión Final**

| REF R | CONCEPTOS | TRIMESTRE AÑO ACTUAL | | TRIMESTRE AÑO ANTERIOR | |
|---|---|---|---|---|---|
| | | Importe | % | Importe | % |
| **1** | **VENTAS NETAS** | **105,581,714** | **100** | **96,832,559** | **100** |
| 21 | NACIONALES | 80,326,822 | 76 | 73,799,152 | 76 |
| 22 | EXTRANJERAS | 25,254,892 | 24 | 23,033,407 | 24 |
| 23 | CONVERSION EN DOLARES | 2,357,868 | 2 | 2,150,464 | 2 |
| **6** | **COSTO INTEGRAL DE FINANCIAMIENTO** | **2,407,742** | **100** | **1,331,967** | **100** |
| 24 | INTERESES PAGADOS | 4,519,846 | 188 | 3,893,613 | 292 |
| 25 | PERDIDA EN CAMBIOS | (433,953) | (18) | (67,995) | (5) |
| 26 | INTERESES GANADOS | 637,890 | 26 | 572,357 | 43 |
| 27 | GANANCIA EN CAMBIOS | (76,733) | (3) | (82,285) | (6) |
| 28 | RESULTADO POR POSICION | (1,116,994) | (46) | (2,003,579) | (150) |
| 42 | PERDIDA EN ACTUALIZACION DE UDI'S | 0 | 0 | 0 | 0 |
| 43 | GANACIA EN ACTUALIZACION DE UDI'S | 0 | 0 | 0 | 0 |
| **8** | **OTRAS OPERACIONES FINANCIERAS** | **529,510** | **100** | **881,992** | **100** |
| 29 | OTROS GASTOS Y (PRODUCTOS) | 529,510 | 100 | 881,992 | 100 |
| 30 | PERDIDA (UTILIDAD) EN VENTA DE ACCIONES | 0 | 0 | 0 | 0 |
| 31 | PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES | 0 | 0 | 0 | 0 |
| **10** | **PROVISION PARA IMPUESTOS Y P.T.U.** | **4,583,592** | **100** | **2,533,013** | **100** |
| 32 | I.S.R. | 4,327,060 | 94 | 3,109,714 | 123 |
| 33 | I.S.R. DIFERIDO | (287,755) | (6) | (1,005,524) | (40) |
| 34 | P.T.U. | 544,287 | 12 | 428,823 | 17 |
| 35 | P.T.U. DIFERIDA | 0 | 0 | 0 | 0 |

(***) DATOS EN MILES DE DOLARES

# BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2005**

**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**ESTADO DE RESULTADOS** **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS

(Miles de Pesos)

**INFORMACION DICTAMINADA** **Impresión Final**

| REF R | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ANTERIOR Importe |
|---|---|---|---|
| 36 | VENTAS TOTALES | 105,044,658 | 96,200,638 |
| 37 | RESULTADO FISCAL DEL | 0 | 0 |
| 38 | VENTAS NETAS (**) | 105,581,714 | 96,832,559 |
| 39 | RESULTADO DE OPERACION | 15,586,766 | 14,236,228 |
| 40 | RESULTADO NETO MAYORITARIO (**) | 5,549,411 | 6,027,005 |
| 41 | RESULTADO NETO (**) | 8,158,301 | 9,558,090 |

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: FEMSA

**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

TRIMESTRE: **4** AÑO: **2005**

**ESTADO DE RESULTADOS TRIMESTRAL**

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2005 Y 2004

(Miles de Pesos)

**CONSOLIDADO**

**INFORMACION DICTAMINADA**

**Impresión Final**

| REF RT | CONCEPTOS | TRIMESTRE AÑO ACTUAL | | TRIMESTRE AÑO ANTERIOR | |
|---|---|---|---|---|---|
| | | Importe | % | Importe | % |
| **1** | **VENTAS NETAS** | **27,391,740** | **100** | **25,409,726** | **100** |
| 2 | COSTO DE | 14,462,355 | 53 | 13,456,670 | 53 |
| **3** | **RESULTADO BRUTO** | **12,929,385** | **47** | **11,953,056** | **47** |
| 4 | GASTOS DE | 8,693,966 | 32 | 8,084,840 | 32 |
| **5** | **RESULTADO DE OPERACION** | **4,235,419** | **15** | **3,868,216** | **15** |
| 6 | COSTO INTEGRAL DE FINANCIAMIENTO | 385,921 | 1 | 162,277 | 1 |
| **7** | **RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO** | **3,849,498** | **14** | **3,705,939** | **15** |
| 8 | OTRAS OPERACIONES FINANCIERAS | 104,392 | 0 | 417,361 | 2 |
| **9** | **RESULTADO ANTES DE IMPUESTOS Y P.T.U.** | **3,745,106** | **14** | **3,288,578** | **13** |
| 10 | PROVISION PARA IMPUESTOS Y | 1,235,565 | 5 | 540,477 | 2 |
| **11** | **RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.** | **2,509,541** | **9** | **2,748,101** | **11** |
| 12 | PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS | 3,941 | 0 | 4,158 | 0 |
| **13** | **RESULTADO NETO POR OPERACIONES CONTINUAS** | **2,513,482** | **9** | **2,752,259** | **11** |
| 14 | RESULTADO POR OPERACIONES (NETO) | 0 | 0 | 0 | 0 |
| **15** | **RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS** | **2,513,482** | **9** | **2,752,259** | **11** |
| 16 | PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) | 0 | 0 | 0 | 0 |
| 17 | EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO) | 0 | 0 | 0 | 0 |
| **18** | **RESULTADO NETO** | **2,513,482** | **9** | **2,752,259** | **11** |
| 19 | PARTICIPACION MINORITARIA | 851,797 | 3 | 822,825 | 3 |
| **20** | **RESULTADO NETO MAYORITARIO** | **1,661,685** | **6** | **1,929,434** | **8** |

# BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: FEMSA TRIMESTRE: **4** AÑO: **2005**

**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

**INFORMACION DICTAMINADA** **Impresión Final**

| REF RT | CONCEPTOS | TRIMESTRE AÑO ACTUAL | | TRIMESTRE AÑO ANTERIOR | |
|---|---|---|---|---|---|
| | | Importe | % | Importe | % |
| **1** | **VENTAS NETAS** | **27,391,740** | **100** | **25,409,726** | **100** |
| 21 | NACIONALES | 20,644,789 | 75 | 19,006,131 | 75 |
| 22 | EXTRANJERAS | 6,746,951 | 25 | 6,403,595 | 25 |
| 23 | CONVERSION EN DOLARES | 629,914 | 2 | 597,858 | 2 |
| **6** | **COSTO INTEGRAL DE FINANCIAMIENTO** | **385,921** | **100** | **162,277** | **100** |
| 24 | INTERESES PAGADOS | 1,016,292 | 263 | 1,161,363 | 716 |
| 25 | PERDIDA EN CAMBIOS | 44,379 | 11 | (314,974) | (194) |
| 26 | INTERESES GANADOS | 175,095 | 45 | 83,251 | 51 |
| 27 | GANANCIA EN CAMBIOS | 6,560 | 2 | (217,912) | (134) |
| 28 | RESULTADO POR POSICION | (493,095) | (128) | (818,773) | (505) |
| 42 | PERDIDA EN ACTUALIZACION DE UDI'S | 0 | 0 | 0 | 0 |
| 43 | GANACIA EN ACTUALIZACION DE UDI'S | 0 | 0 | 0 | 0 |
| **8** | **OTRAS OPERACIONES FINANCIERAS** | **104,392** | **100** | **417,361** | **100** |
| 29 | OTROS GASTOS Y (PRODUCTOS) | 104,392 | 100 | 417,361 | 100 |
| 30 | PERDIDA (UTILIDAD) EN VENTA DE ACCIONES | 0 | 0 | 0 | 0 |
| 31 | PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES | 0 | 0 | 0 | 0 |
| **10** | **PROVISION PARA IMPUESTOS Y P.T.U.** | **1,235,565** | **100** | **540,477** | **100** |
| 32 | I.S.R. | 930,228 | 75 | 1,003,889 | 186 |
| 33 | I.S.R. DIFERIDO | 130,719 | 11 | (542,360) | (100) |
| 34 | P.T.U. | 174,618 | 14 | 78,948 | 15 |
| 35 | P.T.U. DIFERIDA | 0 | 0 | 0 | 0 |

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2005**

**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA** **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2005 Y 2004

(Miles de Pesos)

**INFORMACION DICTAMINADA** **Impresión Final**

| REF C | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ANTERIOR Importe |
|---|---|---|---|
| **1** | **RESULTADO NETO** | **8,158,301** | **9,558,090** |
| 2 | + (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS | 6,468,514 | 5,944,871 |
| **3** | **FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIC** | **14,626,815** | **15,502,961** |
| 4 | FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO | (899,376) | 333,046 |
| **5** | **RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION** | **13,727,439** | **15,836,007** |
| 6 | FLUJO DERIVADO POR FINANCIAMIENTO AJENO | (13,028,075) | 5,833,392 |
| 7 | FLUJO DERIVADO POR FINANCIAMIENTO PROPIO | 6,815,117 | (871,471) |
| **8** | **RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO** | **(6,212,958)** | **4,961,921** |
| **9** | **RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION** | **(6,485,273)** | **(22,213,557)** |
| 10 | INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES | 1,029,208 | (1,415,629) |
| 11 | EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO | 7,110,759 | 8,526,388 |
| 12 | EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO | 8,139,967 | 7,110,759 |

# BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2005**

**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA** **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

**INFORMACION DICTAMINADA** **Impresión Final**

| REF C | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ANTERIOR Importe |
|---|---|---|---|
| **2** | **+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS** | **6,468,514** | **5,944,871** |
| 13 | + DEPRECIACION Y AMORTIZACION DEL | 6,375,102 | 6,214,056 |
| 14 | + (-) INCRE. (DECRE.) NETO EN LA RVA. PARA Y PRIMA DE ANTIGUEDAD | 411,520 | 318,134 |
| 15 | + (-) PERDIDA (GANANCIA) NETA EN | 0 | 0 |
| 16 | + (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION PASIVOS Y ACTIVOS | 0 | 0 |
| 17 | + (-) OTRAS PARTIDAS | 0 | 0 |
| 40 | + (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION | (318,108) | (587,319) |
| **4** | **FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO** | **(899,376)** | **333,046** |
| 18 | + (-) DECREMENTO (INCREMENTO) EN CUENTAS COBRAR | (377,700) | (110,001) |
| 19 | + (-) DECREMENTO (INCREMENTO) EN | (344,200) | (1,269,834) |
| 20 | + (-) DECREMENTO (INCREMENTO) EN OTRAS POR COBRAR Y OTROS ACTIVOS | 158,778 | (207,661) |
| 21 | + (-) INCREMENTO (DECREMENTO) EN | 738,558 | 906,365 |
| 22 | + (-) INCREMENTO (DECREMENTO) EN OTROS | (1,074,812) | 1,014,177 |
| **6** | **FLUJO DERIVADO POR FINANCIAMIENTO AJENO** | **(13,028,075)** | **5,833,392** |
| 23 | + FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO | (5,522,383) | 3,484,573 |
| 24 | + FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO | (6,072,708) | 3,570,276 |
| 25 | + DIVIDENDOS | 0 | 0 |
| 26 | + OTROS | (153,159) | 721,107 |
| 27 | (-) AMORTIZACION DE FINANCIAMIENTOS | (1,279,825) | (1,942,564) |
| 28 | (-) AMORTIZACION DE FINANCIAMIENTOS | 0 | 0 |
| 29 | (-) AMORTIZACION DE OTROS | 0 | 0 |
| **7** | **FLUJO DERIVADO POR FINANCIAMIENTO PROPIO** | **6,815,117** | **(871,471)** |
| 30 | + (-) INCREMENTO (DECREMENTO) EN EL SOCIAL | 341,455 | 0 |
| 31 | (-) DIVIDENDOS PAGADOS | (1,022,005) | (871,471) |
| 32 | + PRIMA EN VENTA DE | 7,495,667 | 0 |
| 33 | + APORTACIONES PARA FUTUROS AUMENTOS CAPITAL | 0 | 0 |
| **9** | **RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION** | **(6,485,273)** | **(22,213,557)** |
| 34 | + (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE | 177,528 | (15,066,633) |
| 35 | (-) ADQUISICION DE INMUEBLES, PLANTA Y | (3,640,586) | (3,507,113) |
| 36 | (-) INCREMENTO EN CONSTRUCCIONES EN | 0 | 0 |
| 37 | + VENTAS DE OTRAS INVERSIONES CON PERMANENTE | 0 | 0 |
| 38 | + VENTAS DE ACTIVOS FIJOS | 0 | 0 |
| 39 | + (-) OTRAS PARTIDAS | (3,022,215) | (3,639,811) |

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2005**

**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**RAZONES Y PROPORCIONES**
**INFORMACION CONSOLIDADA**

**INFORMACION DICTAMINADA** **Impresión Final**

| REF P | CONCEPTOS | TRIMESTRE AÑO ACTUAL | | TRIMESTRE AÑO ANTERIOR | |
|---|---|---|---|---|---|
| | **RENDIMIENTO** | | | | |
| 1 | RESULTADO NETO A VENTAS NETAS | 7.73 | % | 9.87 | % |
| 2 | RESULTADO NETO A CAPITAL CONTABLE (**) | 11.60 | % | 16.44 | % |
| 3 | RESULTADO NETO A ACTIVO TOTAL (**) | 6.47 | % | 7.64 | % |
| 4 | DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR | 11.23 | % | 16.69 | % |
| 5 | RESULTADO POR POSICION MONETARIA A RESULTADO NETO | 13.69 | % | 20.96 | % |
| | **ACTIVIDAD** | | | | |
| 6 | VENTAS NETAS A ACTIVO TOTAL (**) | 0.84 | veces | 0.77 | veces |
| 7 | VENTAS NETAS A ACTIVO FIJO (**) | 2.36 | veces | 2.09 | veces |
| 8 | ROTACION DE INVENTARIOS (**) | 7.30 | veces | 6.59 | veces |
| 9 | DIAS DE VENTAS POR COBRAR | 15 | días | 15 | días |
| 10 | INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**) | 13.06 | % | 8.22 | % |
| | **APALANCAMIENTO** | | | | |
| 11 | PASIVO TOTAL A ACTIVO TOTAL | 46.67 | % | 56.92 | % |
| 12 | PASIVO TOTAL A CAPITAL CONTABLE | 0.88 | veces | 1.32 | veces |
| 13 | PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL | 26.33 | % | 28.28 | % |
| 14 | PASIVO A LARGO PLAZO A ACTIVO FIJO | 66.47 | % | 81.01 | % |
| 15 | RESULTADO DE OPERACION A INTERESES PAGADOS | 3.45 | veces | 3.66 | veces |
| 16 | VENTAS NETAS A PASIVO TOTAL (**) | 1.80 | veces | 1.36 | veces |
| | **LIQUIDEZ** | | | | |
| 17 | ACTIVO CIRCULANTE A PASIVO CIRCULANTE | 1.15 | veces | 0.87 | veces |
| 18 | ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE | 0.76 | veces | 0.55 | veces |
| 19 | ACTIVO CIRCULANTE A PASIVO TOTAL | 0.39 | veces | 0.30 | veces |
| 20 | ACTIVO DISPONIBLE A PASIVO CIRCULANTE | 41.03 | % | 29.15 | % |
| | **ESTADO DE CAMBIOS** | | | | |
| 21 | FLUJO DERIVADO DEL RESULTADO NETO A NETAS | 13.85 | % | 16.01 | % |
| 22 | FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL TRABAJO A VENTAS NETAS | (0.85) | % | 0.34 | % |
| 23 | RECURSOS GENERADOS (UTILIZADOS) POR OPERACION A INTERESES PAGADOS | 3.04 | veces | 4.07 | veces |
| 24 | FINANCIAMIENTO AJENO A RECURSOS (UTIL.) POR FINAN. | 209.69 | % | 117.56 | % |
| 25 | FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN. | (109.69) | % | (17.56) | % |
| 26 | ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV. | 56.14 | % | 15.79 | % |

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2005**

**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**DATOS POR ACCION**
**INFORMACION CONSOLIDADA**

**INFORMACION DICTAMINADA** **Impresión Final**

| REF D | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | | TRIMESTRE AÑO ANTERIOR Importe | |
|---|---|---|---|---|---|
| 1 | UTILIDAD BASICA POR ACCION ORDINARIA (**) | $ .87 | | $ 1.01 | |
| 2 | UTILIDAD BASICA POR ACCION PREFERENTE (**) | $ 1.09 | | $ 1.27 | |
| 3 | UTILIDAD DILUIDA POR ACCION (**) | $ .00 | | $ .00 | |
| 4 | UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**) | $ .87 | | $ 1.01 | |
| 5 | EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**) | $ .00 | | $ .00 | |
| 6 | EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**) | $ .00 | | $ .00 | |
| 7 | EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**) | $ .00 | | $ .00 | |
| 8 | VALOR EN LIBROS POR ACCION | $ 8.02 | | $ 6.92 | |
| 9 | DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION | $ .13 | | $ .10 | |
| 10 | DIVIDENDO EN ACCIONES POR ACCION | .00 | acciones | .00 | acciones |
| 11 | PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS | 2.15 | veces | 1.75 | veces |
| 12 | PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION ORDINARIA (**) | 19.84 | veces | 11.92 | veces |
| 13 | PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION PREFERENTE (**) | 15.87 | veces | 9.53 | veces |

(**) INFORMACION ULTIMOS DOCE MESES

**NOTAS A LOS ESTADOS FINANCIEROS (1)**

**INFORMACION DICTAMINADA** **CONSOLIDADO**
**Impresión Final**

r23: LOS SALDOS EN DÓLARES FUERON DETERMINADOS DIVIDIENDO EL SALDO DE LAS VENTAS EN MONEDA EXTRANJERA ENTRE EL TIPO DE CAMBIO DE CIERRE DE DICIEMBRE DEL 2005 QUE FUE DE 10.7109 PESOS POR DÓLAR.
c13: DE ACUERDO CON LA METODOLOGÍA DEL ESTADO DE CAMBIOS EN SITUACIÓN FINANCIERA "BOLETIN B-12" DE LOS PCGA, NO SE ESTAN INCLUYENDO LOS CARGOS VIRTUALES PROVENIENTES DEL CAPITAL DE TRABAJO POR PS. 202,482 Y PS. 166,256 PARA EL 2005 Y 2004, RESPECTIVAMENTE.
s51: ESTA FORMADO POR LOS DERECHOS DE DISTRIBUCIÓN Y POR LA ADQUISICIÓN DE MARCAS.
r22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 21,492,562 Y PS. 20,145,911 PARA EL 2005 Y 2004, RESPECTIVAMENTE.
rt22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 5,879,038 Y PS. 5,739,408 PARA EL 2005 Y 2004, RESPECTIVAMENTE.
rt23: LOS SALDOS EN DÓLARES FUERON DETERMINADOS DIVIDIENDO EL SALDO DE VENTAS EN MONEDA EXTRANJERA ENTRE EL TIPO DE CAMBIO DE CIERRE DE DICIEMBRE DEL 2005 QUE FUE DE 10.7109 PESOS POR DOLAR.
r32: EL AÑO ANTERIOR INCLUYE UN BENEFICIO FISCAL NO RECURRENTE PROVENIENTE DE UNA VENTA DE ACCIONES, POR LO QUE LAS CIFRAS NO SON COMPARABLES CON LAS DEL 2005.
s67: ESTA COMPUESTO POR LAS OBLIGACIONES LABORALES DE LA COMPAÑÍA.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

FEMSA obtiene ingresos récord por
$105 mil millones de pesos (US$ 9.9 billones)
en el 2005

Monterrey, México, 27 de febrero del 2006 - Fomento Económico Mexicano, S.A. de C.V. ("FEMSA") anuncia hoy sus resultados operativos y financieros para el cuarto trimestre y año 2005.

Datos relevantes del cuarto trimestre:

-FEMSA Cerveza incrementó sus ventas nacionales 8.4%, reflejando un aumento del 5.8% en el volumen y del 2.5% en el precio real por hectolitro.

-Adicionalmente incrementó las ventas de exportación en un 9.9% gracias al fuerte crecimiento en ventas de cerveza hacia Estados Unidos.

-Coca-Cola FEMSA incrementó sus ingresos totales 2.9% y su utilidad de operación 4.5%.

-FEMSA Comercio continuó con su extraordinario ritmo de crecimiento, incrementando sus ingresos 17.9% gracias a la apertura de 359 Oxxos y al aumento del 8.6% en sus ventas-mismas-tiendas. El margen de operación se expandió en 130 puntos base.

Datos relevantes del año 2005:

-Crecimiento del 9.0% en los ingresos totales consolidados y del 9.5% en la utilidad de operación de FEMSA, como resultado del incremento en ventas en todas las unidades de negocio.

-Coca-Cola FEMSA incrementó sus ingresos totales 5.0% a la vez que expandió su margen de operación en 60 puntos base para alcanzar 17.3% de los ingresos.

-El volumen nacional de FEMSA Cerveza registró un fuerte crecimiento de 4.9%, y el volumen de exportación creció 8.8%, cifra superior al aumento de la categoría de cervezas importadas en Estados Unidos.

-Oxxo abrió 675 tiendas durante el 2005 para cerrar el año con 4,141, cifras récord tanto en aperturas como en el número total de tiendas.

-FEMSA sigue reduciendo su deuda neta: al cierre del 2005 se ubica en 26,475 millones de pesos (US$ 2.5 billones), una reducción de US$ 1,026 millones en comparación al año anterior, principalmente por la exitosa colocación de acciones por US$ 700 millones en mayo del 2005.

José Antonio Fernández Carbajal, presidente y director general de FEMSA, comentó: "El excelente desempeño en el 2005 -que ha sido consistente en los últimos diez años- demuestra las ventajas de nuestra estrategia integrada de bebidas. Coca-Cola FEMSA consolidó su posición como líder embotellador en América Latina y como uno de los embotelladores más rentables en el mundo, destacando especialmente los resultados en México y en Brasil en donde, a pesar de un intenso entorno competitivo, logramos incrementar nuestras ventas y mejorar nuestra rentabilidad. FEMSA Cerveza, por su parte, alcanzó un crecimiento dos veces mayor al crecimiento de la industria cervecera en el mundo, expandiendo al mismo tiempo su margen de operación por décimo año consecutivo. Aunado a estos éxitos, Oxxo logró otro año récord en apertura de tiendas, duplicando su tamaño con respecto al del 2002."

"Aún quedan muchas oportunidades por aprovechar, pero contamos con un equipo talentoso y comprometido a seguir generando valor hoy, y en el largo plazo", puntualizó el Ing. Fernández Carbajal.

FEMSA Consolidado

Los ingresos totales se incrementaron 7.8% ascendiendo a 27,392 millones de pesos en el 4T05, reflejando un sólido crecimiento en todas nuestras unidades de negocio. Este incremento se debió principalmente al crecimiento de 17.9% en los ingresos totales de FEMSA Comercio, seguido por un incremento en FEMSA Cerveza y en Coca-Cola FEMSA de 8.5% y 2.9%, respectivamente.

En el año 2005, los ingresos totales se incrementaron 9.0% ascendiendo a 105,582 millones de pesos. Todas las operaciones de FEMSA - refrescos, cerveza y tiendas de conveniencia - contribuyeron positivamente en este resultado. Los ingresos totales de la cadena de tiendas Oxxo se incrementaron 21.8% a 28,734 millones de pesos, debido en gran medida a la apertura neta de 675 nuevas tiendas durante el año. Los ingresos totales de Coca-Cola FEMSA se incrementaron 5.0% a 50,198 millones de pesos, resultado principalmente por el aumento de precios y el crecimiento de volumen en México y Brasil. Las operaciones de cerveza también contribuyeron favorablemente con un crecimiento en los ingresos totales de 6.9% alcanzando 27,573 millones de pesos, resultado principalmente de un incremento de 5.2% en el volumen de ventas total y un aumento de 2.3% en el precio real por hectolitro.

El margen bruto mejoró 20 puntos base ascendiendo a 12,929 millones de pesos que representan el 47.2% de los ingresos totales del 4T05. Lo anterior fue resultado principalmente de mejor margen bruto en todas las unidades de negocio.

En el año 2005, el margen bruto disminuyó ligeramente con respecto a los niveles del 2004, alcanzando 49,387 millones de pesos que representan el 46.8% de los ingresos totales.

La utilidad de operación se incrementó 9.5% ascendiendo a 4,236 millones de pesos en el 4T05, resultando en un margen de operación de 15.5%, 30 puntos base por encima de los niveles del 2004.

En el año 2005, la utilidad de operación se incrementó 9.5% ascendiendo a 15,587 millones de pesos. El margen de operación consolidado se mantuvo en línea con los niveles del 2004, en 14.8% de los ingresos totales.

La utilidad neta disminuyó 8.7% para llegar a 2,513 millones de pesos en el 4T05. Este decremento se debió principalmente a una menor ganancia por posición monetaria y mayores impuestos, lo cual superó la reducción del gasto financiero. La menor ganancia por posición monetaria resultó de una menor inflación así como de un menor nivel de endeudamiento. En cuanto a los impuestos, en el 2004, Coca-Cola FEMSA obtuvo un beneficio fiscal no-recurrente, lo que explica el incremento relativo durante el 4T05.

En el año 2005, la utilidad neta disminuyó 14.6% para llegar a 8,158 millones de pesos, debido principalmente (i) a mayores impuestos por las razones ya explicadas, (ii) a un mayor gasto financiero ya que continuamos convirtiendo a pesos una parte importante de nuestra deuda denominada en dólares y esta deuda en pesos tiene una tasa mayor a la de dólares, y (iii) a una menor ganancia por posición monetaria. La tasa efectiva de impuestos para el año 2005 fue de 36.0%.

La utilidad neta mayoritaria por Unidad FEMSA fue de 1.392 pesos en el 4T05 y 4.652 pesos para todo el año 2005. La utilidad neta mayoritaria por cada ADS de FEMSA, considerando un tipo de cambio de 10.711 pesos por dólar, fue de US$ 4.34 en el 2005. FEMSA alcanzó una utilidad neta mayoritaria consolidada de 5,549 millones de pesos en el año, 7.9% menor a la registrada en el 2004.

La inversión en activo fijo para el 2005 disminuyó 6.8% alcanzando 6,663 millones de pesos, debido a menores niveles de inversión en FEMSA Cerveza y en FEMSA Comercio. El menor nivel de inversión de FEMSA Cerveza refleja la disminución de cuellos de botella y la mejora continua en los procesos. El nivel de inversión de FEMSA Comercio disminuyó en el 2005 debido a inversiones realizadas durante el 2004 en nuestra infraestructura directa de distribución, incluyendo los centros de distribución en Chihuahua y Mérida; y en los sistemas denominadas ERP, los cuales ya no son capitalizables y pasan directamente como gasto en el estado de resultados.

Deuda neta consolidada. Al 31 de diciembre del 2005, FEMSA registró un saldo de efectivo de 8,140 millones de pesos (US$ 760 millones), la deuda a corto plazo fue de 663 millones de pesos (US$ 62 millones) y la deuda a largo plazo fue de 33,952 millones de pesos (US$ 3,170 millones); sumando una deuda neta de 26,475 millones de pesos (US$ 2,472 millones), una reducción de US$ 1,026 millones respecto al año anterior, principalmente por la exitosa colocación de acciones por US$ 700 millones en mayo del 2005.

Refrescos - Coca-Cola FEMSA

Los resultados financieros de Coca-Cola FEMSA y la discusión de éstos se incorporan por referencia al reporte trimestral de Coca-Cola FEMSA, el cual forma parte de los anexos de este comunicado.

Cerveza - FEMSA Cerveza

El volumen de ventas nacional aumentó 5.8% a 6.35 millones de hectolitros en el 4T05. Este excelente desempeño es resultado del incremento en la demanda durante los meses de noviembre y diciembre, combinado con el crecimiento en ventas registrado en todo México, impulsado por nuestras marcas Sol, Indio y Tecate Light.

En el año 2005, el volumen de ventas nacional se incrementó 4.9% a 24.58 millones de hectolitros, principalmente por la innovación de productos, la amplia disponibilidad de nuestras cervezas, la exitosa ejecución en el punto de venta y las iniciativas de administración de ingresos. Durante el año pusimos a disposición del consumidor una cantidad sin precedente de 200 lanzamientos de nuevos productos y presentaciones bajo el esquema de marca, presentación y región, en todo el país.

El volumen de ventas de exportación aumentó 9.9% a 0.497 millones de hectolitros en el 4T05 resultado del incremento en la disponibilidad de nuestras cervezas en Estados Unidos y la gran aceptación fuera de México de nuestras marcas Tecate, Sol y Dos Equis.

En el año 2005, el volumen de ventas de exportación creció 8.8%, ligeramente por encima de nuestras expectativas, alcanzando 2.43 millones de hectolitros gracias al fuerte trabajo de Heineken USA que nos permitió sobrepasar el crecimiento de la categoría de cervezas importadas en Estados Unidos. Ya tenemos un año entero con Heineken USA como nuestro importador en E.U., y estamos seguros que para el 2006 seguirá siendo prioridad el enfoque hacia el continuo crecimiento en la disponibilidad de nuestras marcas y la mejora en nuestro desempeño en ese país.

Los ingresos totales se incrementaron 8.5% ascendiendo a 6,897 millones de pesos en el 4T05, resultado de un aumento de 9.9% en las ventas totales de cerveza. Tanto el volumen de ventas como el precio por hectolitro mostraron tendencias positivas, aumentando 6.1% y 3.6%, respectivamente, lo cual contribuyó al crecimiento en los ingresos totales.

En el año 2005, los ingresos totales se incrementaron 6.9% ascendiendo a 27,573 millones de pesos, resultado del crecimiento de 5.2% en el volumen de ventas total y del incremento de un 2.3% en el precio real por hectolitro. El volumen de ventas nacional representó 91% del total, mientras que el 9% restante provino de exportaciones.

El costo de ventas se incrementó 6.8% ascendiendo a 2,774 millones de pesos en el 4T05. El crecimiento en el costo de ventas se comportó en línea con el incremento en el volumen de ventas. La utilidad bruta alcanzó 4,123 millones de pesos para el trimestre, un aumento de 9.7% comparado con el 4T04, registrando un margen bruto de casi 60% de los ingresos totales. La expansión de 70 puntos base en el margen bruto se debió principalmente al incremento en volumen y precio por hectolitro, y a la apreciación del peso mexicano sobre las materias primas denominadas en dólares, que compensó el incremento en el precio de las materias primas.

En el año 2005, el costo de ventas se incrementó 4.7%, ligeramente por debajo del crecimiento en el volumen. La utilidad bruta alcanzó 16,451 millones de pesos, un aumento de 8.3% comparado con el 2004, registrando un margen bruto de 59.7%. La expansión de 90 puntos base en el margen bruto se debió a un alto precio por hectolitro en exportaciones, dada la nueva estructura bajo el acuerdo con Heineken, la cual no existía en el 2004, la apreciación del peso mexicano sobre las materias primas denominadas en dólares y las eficiencias de operación.

La utilidad de operación se incrementó 12.9% ascendiendo a 1,214 millones de pesos en el 4T05, registrando una expansión de 70 puntos base en el margen. Este aumento refleja el sólido crecimiento en ingresos y la estabilidad en el costo de ventas y en los gastos de operación. Los gastos de operación aumentaron 8.4% a 2,909 millones de pesos alcanzando un 42.2% de los ingresos totales. Específicamente, los gastos de administración aumentaron 3.2% a 926 millones de pesos en el 4T05. Los gastos de administración ahora incluyen los servicios corporativos, los cuales ya no se reportarán como un renglón separado para ser consistentes con la información de nuestro reporte anual presentado ante la Comisión Nacional Bancaria y de Valores. Los gastos de venta aumentaron 11.0% a 1,983 millones de pesos debido al incremento en los gastos relacionados con el nuevo acuerdo con Heineken USA y en los gastos de publicidad para los nuevos productos y presentaciones.

En el año 2005, la utilidad de operación se incrementó 9.2% ascendiendo a 5,353 millones de pesos. El crecimiento con respecto al año anterior refleja un incremento en los ingresos y una estabilidad en el costo de ventas combinado con ligeramente mayores gastos de operación. Los gastos de operación aumentaron 7.9%, en línea con el crecimiento de los ingresos totales, debido a las importantes iniciativas de mercadotecnia relacionadas con los lanzamientos y la publicidad de nuevos productos y empaques, las cuales iniciaron en el primer semestre del 2005 y al nuevo acuerdo con Heineken USA para la exportación de nuestras cervezas. El margen de operación se incrementó 40 puntos base alcanzando 19.4% de los ingresos totales.

Eventos Recientes - FEMSA Cerveza

Adquisición de Kaiser
El 16 de enero del 2006, FEMSA anunció la adquisición del 68% de Kaiser por US$ 68 millones. Como se mencionó en el comunicado de la transacción, la administración de Kaiser está a cargo de un Consejo de Administración, compuesto por siete miembros de los cuales cinco fueron elegidos por FEMSA, uno por Molson Coors y otro por Heineken. Estamos optimistas sobre la potencial rentabilidad que podemos alcanzar en este nuevo negocio.

Incremento de precios en México
En enero del 2006 aumentamos nuestros precios de cerveza en el mercado nacional en un promedio de 3.5% en términos nominales. Este incremento varió por marca, empaque y canal de distribución y fue posible dado el buen desempeño que muestra la demanda por nuestras cervezas en el mercado. Para principios de febrero el incremento fue aplicado en todo nuestro volumen nacional.

Tiendas Oxxo - FEMSA Comercio

FEMSA Comercio incrementó sus ingresos totales en 17.9% alcanzando 7,642 millones de pesos durante el 4T05. La principal razón de este incremento fue la apertura de un número récord de 359 nuevas tiendas durante todo el trimestre. El continuo perfeccionamiento de nuestro proceso de selección y apertura de tiendas, nos permitió mantener este ritmo acelerado inclusive en el mes de diciembre, al mismo tiempo que impulsamos las ventas de nuestras tiendas existentes lo cual era la actividad principal de ese mes en años anteriores. Para el trimestre, las ventas-mismas-tiendas crecieron 8.6%. Este incremento refleja el rápido ritmo de expansión, así como la excelente actividad promocional y el mejor manejo de categorías que permite a Oxxo optimizar la mezcla de productos dentro de la tienda.

En el año 2005, FEMSA Comercio incrementó sus ingresos totales en 21.8% ascendiendo a 28,734 millones de pesos. Al 31 de diciembre del 2005 contamos con 4,141 tiendas Oxxo en todo el país, 675 más establecimientos que en el 2004. Este es el décimo año consecutivo que Oxxo incrementa el número de aperturas de tiendas con respecto al año anterior. En el 2005, Las ventas-mismas-tiendas de Oxxo se incrementaron en un promedio de 8.7%, reflejando un incremento en el "ticket" promedio de 1.3% y un crecimiento en el tráfico por tienda de 7.2%.

La utilidad de operación se incrementó 46.6% ascendiendo a 503 millones de pesos, resultando en una mejora de 130 puntos base en el margen de operación que alcanzó el 6.6% de los ingresos totales en el 4T05. Esta mejora es resultado principalmente a una disminución en el costo de ventas como un porcentaje de los ingresos totales. A diferencia de años anteriores, cumplimos antes de finalizar el año con los objetivos de ventas presupuestados por algunos proveedores principales, por lo que recibimos los incentivos relacionados con la expansión durante el cuarto trimestre, en lugar del primer trimestre del 2006. Lo anterior resultó en una expansión en el margen bruto de 90 puntos base, que representan 28.4% de ventas en el 4T05, en comparación a 27.3% de ventas en el 4T04.

Los gastos de operación se incrementaron 16.7% ascendiendo a 1,669 millones en el 4T05. Los gastos de administración ahora incluyen los servicios corporativos, los cuales ya no se reportarán como un renglón separado para ser consistentes con la información de nuestro reporte anual presentado ante la Comisión Nacional Bancaria y de Valores.

En el año 2005, la utilidad de operación se incrementó 33.8% ascendiendo a 1,259 millones de pesos. Este incremento estuvo por encima del crecimiento en ingresos y contribuyó a la mejora de 40 puntos base en el margen de operación, el cual alcanzó 4.4% en el 2005.

Declaración de funcionarios:

"Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contendida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas"

José Antonio Fernández Carbajal
Director General

Javier Astaburuaga Sanjines
Director de Finanzas

Principales Políticas Contables.

Las principales políticas contables de la Compañía están de acuerdo con los PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. Aún cuando pueden llegar a diferir de su efecto final, la administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

a) Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:
.Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados;
.Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas, mediante la aplicación de los correspondientes factores de inflación;
.Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización, aplicando costos de reposición y la actualización mediante la aplicación de factores de inflación a los activos no monetarios; e
.Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.
La Compañía actualiza sus estados financieros, en términos del mismo poder adquisitivo, utilizando factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

b) Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de bancos y casas de bolsa cuyo vencimiento original es menor a

tres meses, valuados a valor de mercado.

c) Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. Los anticipos a proveedores para la compra de materias primas se incluyen en la cuenta de inventarios, y se actualizan aplicando factores de inflación considerando su antigüedad promedio.

El costo de ventas se determina con base en el valor de reposición de los inventarios al momento de su venta. El costo de ventas incluye costos relacionados con materia prima utilizada en el proceso de producción, mano de obra (salarios y otros beneficios), depreciación de la maquinaria, planta y equipo y otros costos que incluyen combustible, energía eléctrica, rotura de botellas retornables en el proceso productivo, mantenimiento de equipo, inspección y costos de traslado entre plantas y dentro de las mismas.

d) Otros Activos Circulantes:
Los otros activos circulantes están integrados por pagos por servicios que serán recibidos en los siguientes 12 meses y por el valor de mercado de los instrumentos financieros derivados con vencimiento en el corto plazo.

Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan en un plazo máximo de 12 meses, de acuerdo al tiempo de transmisión de los anuncios. Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación al momento en que inicia la campaña publicitaria.

Los gastos promocionales se aplican a los resultados del ejercicio en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones. Estos costos se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

e) Botellas y Cajas:
Las botellas y cajas retornables se registran a su costo de adquisición y son actualizadas a su valor de reposición. FEMSA Cerveza clasifica las botellas y cajas como inventarios y Coca-Cola FEMSA las clasifica como propiedad, planta y equipo.

Existen dos tipos de botellas y cajas retornables:
.Aquellas que están en control de la Compañía, a las cuales nos referimos como botellas y cajas en plantas y centros de distribución; y
.Aquellas que han sido entregadas a los clientes, a las cuales nos referimos como botellas y cajas en el mercado.

Para efectos de la información financiera, la rotura de botellas y cajas retornables en plantas y centros de distribución es registrada como un gasto en el momento en que se incurre.

Las botellas y cajas retornables de FEMSA Cerveza en el mercado están registradas como inventarios y están sujetas a acuerdos con clientes en los cuales FEMSA Cerveza es la propietaria. Estas botellas y cajas son controladas por personal de ventas durante sus visitas periódicas a los clientes y cualquier rotura que se identifique es cargada al cliente. Las botellas y cajas que no son sujetas a este tipo de acuerdos, se registran como gasto una vez que se le entregan al cliente. Hasta diciembre de 2004, para efectos fiscales, el costo de las botellas y cajas se deducía al momento de su compra. A partir de 2005, FEMSA Cerveza, autorizado por la autoridad correspondiente, decidió cambiar el criterio fiscal para la deducción de las botellas al considerarlo activo fijo y calcular su depreciación usando el método de línea recta a una tasa del 10%.

Las botellas y cajas retornables de Coca-Cola FEMSA en el mercado por las cuales se recibe depósito de los clientes, se presentan netas de dichos depósitos, y la diferencia entre el costo y los depósitos recibidos, se amortiza de acuerdo con la vida útil de dichos activos. Las botellas y cajas por las cuales no se recibe depósito, y representan la mayor parte de las botellas y cajas entregadas al mercado, se reconocen como gasto de ventas cuando son puestas a disposición del cliente. La depreciación es calculada solo para efectos fiscales usando el método de línea recta a una tasa del 10% anual.

La Compañía estima que el gasto por rotura en plantas y en centros de distribución es similar al gasto por depreciación calculado con una vida útil estimada de: cinco años para la botella retornable de cerveza, cuatro años para la botella de vidrio retornable de refrescos y cajas de plástico, y de un año para botellas de plástico retornable de refrescos.

f) Inversión en Acciones:
La inversión en acciones en compañías asociadas se registra a su costo de adquisición y posteriormente se valúa a través del método de participación. La inversión en acciones en compañías afiliadas, en las cuales no se tiene influencia significativa, se registra al costo de adquisición y se valúan a valor de mercado si tienen un valor de mercado observable o mediante la aplicación de factores de inflación del país de origen.

g) Propiedad, Planta y Equipo:
La propiedad, planta y equipo se registra originalmente a su costo de adquisición y/o construcción. La propiedad, planta y equipo de procedencia nacional se actualiza aplicando factores de inflación del país de origen, excepto por las botellas y cajas retornables de Coca-Cola FEMSA. La propiedad, planta y equipo de procedencia extranjera se actualiza aplicando los factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

La depreciación se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son estimadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

La vida útil estimada de los principales activos de la Compañía se presenta a continuación:

Años
Edificios y construcciones 40-50

Maquinaria y equipo 12-20
Equipo de distribución 10-12
Equipo de refrigeración 4-5
Equipo de cómputo 3-4

h) Otros Activos:
Los otros activos representan erogaciones cuyos beneficios serán recibidos en el futuro y consisten en:
. Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y son amortizados a través de dos métodos, de acuerdo con los términos de dichos acuerdos:

. Método de volumen de ventas, en el cual la amortización se registra en base en la proporción del volumen vendido por el cliente sobre el volumen de ventas objetivo del mismo (aproximadamente el 85% de los acuerdos de FEMSA Cerveza se amortizan bajo este método); y

. Método de línea recta, en el cual la amortización se registra durante la vida del contrato (el restante 15% de los acuerdos con clientes de FEMSA Cerveza y el 100% de los acuerdos de Coca-Cola FEMSA se amortizan bajo este método).

Adicionalmente, para los acuerdos amortizados por medio del método de volumen de ventas, periódicamente se compara la amortización bajo este método y la amortización que hubiera resultado del cálculo del método de línea recta, y se registra una provisión en el caso de que el resultado del cálculo por medio del método de volumen de ventas sea menor al resultado del cálculo del método de línea recta.

. Las mejoras en propiedades arrendadas, las cuales se actualizan aplicando factores de inflación, se amortizan en línea recta de acuerdo a la vida útil estimada del activo arrendado o al periodo establecido en el contrato, el que sea menor.

i) Activos Intangibles:
Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro. La Compañía clasifica sus activos intangibles en activos con vida definida y activos con vida indefinida, de acuerdo con el periodo en el cual la Compañía espera recibir los beneficios.

Los activos intangibles con vida definida son amortizados a lo largo de su vida útil y están representados principalmente por:
. Gastos por inicio de actividades que corresponden a los gastos incurridos antes de que se inicien operaciones en las tiendas Oxxo por concepto de rentas pagadas, permisos y licencias. Estos se actualizan aplicando factores de inflación y se amortizan en línea recta de acuerdo con el plazo del contrato de arrendamiento; y
. Costos de implementación de tecnología de información y sistemas de administración erogados en la fase
de desarrollo se actualizan aplicando factores de inflación y se amortizan en línea recta en un periodo de cuatro años. Las erogaciones que no cumplen con los requisitos, así como los costos de investigación, se registran en resultados en el momento en que se incurren.

Los activos intangibles con vida indefinida no están sujetos a amortización y son objeto de una evaluación periódica para determinar si existe deterioro en el valor de los activos. La Compañía cuenta principalmente con los siguientes activos intangibles de vida indefinida:

. Derechos para producir y distribuir productos de la marca Coca-Cola en los territorios adquiridos
a través de la compra de Panamco. Estos derechos están representados mediante contratos comunes que The Coca-Cola Company tiene celebrados con embotelladores fuera de los Estados Unidos de América para la venta del concentrado de ciertas marcas de The Coca-Cola Company. Los principales contratos tienen una duración de 10 años, renovables automáticamente, sujetos al consentimiento de ambas partes. Los contratos son registrados en la moneda funcional de la subsidiaria en la cual la inversión fue hecha y se actualizan aplicando factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado; y

. Marcas y derechos de distribución registrados con la adquisición del 30% de FEMSA Cerveza
y pagos hechos por FEMSA Cerveza para la adquisición de franquicias previamente otorgadas. Estos activos se actualizan utilizando factores de inflación.

. Marcas registradas, derechos de administración de arrendamiento y derecho de propiedad industrial pagados por FEMSA Comercio en la adquisición de cadenas de conveniencia.

El crédito mercantil representa la diferencia entre el valor pagado y el valor razonable de las acciones y/o activos netos adquiridos, que no haya sido identificada directamente con un activo intangible. El crédito mercantil se registra en la moneda funcional de la subsidiaria adquirida y se actualiza utilizando los factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado. Hasta el 31 de diciembre de 2004, el crédito mercantil se amortizaba en línea recta en un periodo no mayor a 20 años.

j) Deterioro de Activos de Larga Duración y Crédito Mercantil:
La Compañía revisa el valor de los activos de larga duración para determinar si existe un deterioro en el valor, comparando los flujos de efectivo que estima genere ese activo en el futuro, contra su valor en libros.

Para activos de larga duración, tales como propiedad, planta y equipo, activos intangibles identificados y otros activos, la Compañía realiza pruebas de deterioro cada vez que eventos o cambios en las circunstancias indican que el valor de un activo, o grupo de activos, puede no ser recuperable por medio de los flujos de efectivo esperados.

Para el crédito mercantil, la Compañía lleva a cabo pruebas de deterioro anuales y cada vez que existan indicios de que el valor de dicho activo excede su valor razonable.

Los ajustes por deterioro en el valor de los activos de larga duración y del crédito mercantil, se reconocen en resultados en la cuenta de otros gastos.

k) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones, así como en el de inversión en refrigeradores de Coca-Cola FEMSA. Los recursos recibidos para publicidad y promociones se registran como una reducción de los gastos de venta. Los recursos recibidos por el programa de inversión en equipo de refrigeración, se registran reduciendo la inversión de la Compañía en equipo de refrigeración.

l) Obligaciones de Carácter Laboral:
Las obligaciones de carácter laboral se integran de los pasivos por plan de pensiones y jubilaciones, prima de antigüedad, servicios médicos posteriores al retiro e indemnizaciones por causa distinta de reestructuración, y se determinan a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. A partir de enero de 2005 entró en vigor el Boletín D-3 Revisado "Obligaciones Laborales" el cual establece el reconocimiento de un pasivo laboral por las indemnizaciones distintas a reestructuraciones, de acuerdo a cálculos actuariales basados en la experiencia de los últimos 3 años de la Compañía. Hasta el 31 de diciembre de 2004, estas indemnizaciones se reconocían en resultados en el momento en que se tomaba la decisión de despedir al personal.

Estas obligaciones se consideran partidas no monetarias, las cuales se actualizan aplicando supuestos económicos de largo plazo. El incremento en el saldo de las obligaciones laborales se registra en los resultados de operación del ejercicio, y el costo de los servicios pasados se amortiza en el periodo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años y 20 años en el caso de servicios médicos posteriores al retiro, ambos a partir de 1996. En el caso de indemnizaciones por causa diferente a reestructuración el tiempo de amortización es de 19 años, contados a partir de 2005.

Ciertas subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones y servicios médicos posteriores al retiro, a través de un fideicomiso irrevocable a favor de los trabajadores.

Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en otros gastos, en el momento en que se toma la decisión de despedir al personal bajo un programa formal o por causas específicas.

m) Reconocimiento de los Ingresos:
Los ingresos se reconocen de acuerdo con los términos de embarque establecidos, de la siguiente manera:
. Las ventas nacionales, al momento en que los productos se entregan al cliente y éste toma posesión de los productos (LAB destino). Las ventas nacionales se definen como el efectivo generado por la Compañía por las ventas realizadas en el país donde las subsidiarias operan; al 31 de diciembre de 2005, 2004 y 2003, las ventas nacionales representan aproximadamente el 96%, 97% y 97% de las ventas totales consolidadas, respectivamente.
. Las ventas de exportación, al momento que los productos salen de la fábrica a los clientes (LAB punto embarque).

Las ventas netas reflejan las unidades vendidas a precio de lista, disminuyendo las promociones, descuentos y la amortización de los acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía.

n) Gastos de Operación:
Los gastos de administración incluyen salarios y prestaciones para los empleados que no están directamente involucrados en el proceso de venta de los productos de la Compañía, honorarios por servicios profesionales, depreciación

de las oficinas y amortización de los gastos capitalizados del sistema integral de negocio.

Los gastos de venta incluyen:
. Distribución: salarios y prestaciones, gastos de flete de plantas a distribuidores propios y terceros, almacenaje de productos terminados, rotura de botellas en el proceso de distribución, depreciación y mantenimiento de camiones, instalaciones y equipos de distribución.
. Ventas: salarios y prestaciones así como comisiones pagadas al personal de ventas; y
. Mercadotecnia: salarios y prestaciones, promociones y gastos de publicidad.

o) Impuestos Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
El impuesto sobre la renta ("ISR") y la participación de los trabajadores en las utilidades ("PTU") son registrados en resultados conforme se incurren, incluyendo el impuesto diferido. El ISR diferido resulta de las diferencias temporales entre las bases contables y fiscales de los activos y pasivos incluyendo el beneficio de las pérdidas fiscales. El ISR diferido activo se registra sólo cuando existe alta probabilidad de que se pueda recuperar. Para determinar la PTU diferida, se consideran únicamente las diferencias temporales que resulten en la conciliación entre la utilidad neta y la utilidad gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El impuesto al activo ("IMPAC") pagado que se espera sea recuperado se registra como una disminución del pasivo por impuestos diferidos.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como activo o pasivo a largo plazo, independientemente del plazo en que se espera se reviertan las diferencias temporales.

El impuesto diferido aplicable a resultados se determina comparando el saldo de impuestos diferidos al final y al inicio del ejercicio, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable, los cuales se registran en la misma cuenta del capital contable que les dió origen.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye el impuesto proporcional de las utilidades o pérdidas fiscales de sus subsidiarias mexicanas limitada hasta el 2004 al 60% de su participación accionaria. A partir de 2005 se elimina esta limitación por lo tanto, la Compañía podrá incluir las utilidades o pérdidas de sus subsidiarias mexicanas al 100%. Las provisiones de impuesto sobre la renta de las subsidiarias en el extranjero han sido determinadas con base en la utilidad gravable de cada compañía en lo individual.

p) Resultado Integral de Financiamiento:
El resultado integral de financiamiento está integrado por los siguientes conceptos:
. Intereses: Los gastos y productos financieros son registrados cuando se devengan;
. Fluctuación Cambiaria: Las transacciones en monedas extranjeras se registran

convertidas en moneda del país de origen al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente, los activos y pasivos monetarios denominados en monedas extranjeras se expresan al tipo de cambio de cierre de la fecha del último estado de situación financiera presentado. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto por la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica y los saldos de financiamiento intercompañías se consideran inversiones a largo plazo; y
. Resultado por Posición Monetaria: El resultado por posición monetaria es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria se determina aplicando factores de inflación del país de origen a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica. Posteriormente el resultado por posición monetaria de las subsidiarias en el extranjero se convierte a pesos mexicanos utilizando el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

q) Instrumentos Financieros Derivados:
A partir del 1° de enero de 2005, entró en vigor el Boletín C-10 "Instrumentos Financieros Derivados y Operaciones de Cobertura", (C-10). De acuerdo al Boletín C-10 la Compañía valúa y registra todos los instrumentos financieros derivados y de cobertura, incluyendo ciertos instrumentos financieros derivados implícitos en otros contratos, en el balance como un activo o pasivo a valor razonable. Los cambios en el valor razonable de los instrumentos financieros derivados son registrados en resultados del ejercicio u otras partidas de la utilidad integral, dependiendo del tipo de instrumento de cobertura y de la efectividad de la cobertura.

Antes del Boletín C-10, los instrumentos contratados para fines de cobertura eran valuados usando el mismo criterio de valuación aplicado a los activos o pasivos cubiertos, y sus valores razonables eran revelados en notas a los estados financieros. Adicionalmente, los instrumentos financieros derivados contratados para fines distintos de cobertura eran valuados y registrados a valor razonable. La diferencia entre el valor inicial de los instrumentos financieros derivados y su valor razonable era registrada en el estado de resultados.

A partir de 2005, la Compañía identifica los instrumentos financieros derivados implícitos de todos sus contratos cuando los riesgos implícitos generados o cubiertos difieren en sus características económicas y riesgos, resultando en un comportamiento y características similares a los que presenta un instrumento financiero común. Estos instrumentos financieros derivados implícitos son separados del contrato principal y valuados de forma independiente.

r) Otras Partidas de la Utilidad Integral:
El resultado acumulado por tenencia de activos no monetarios representa la suma de las diferencias entre el valor en libros y los valores actualizados que se determinan al aplicar el factor inflacionario a los activos no monetarios tales como inventarios y activo fijo, y su efecto en el estado de resultados cuando estos son consumidos o depreciados, neto del efecto correspondiente a impuestos diferidos.

s) Provisiones:

La Compañía reconoce provisiones cuando por eventos pasados se genera una obligación que probablemente resultará en la utilización de recursos económicos, siempre que se pueda estimar razonablemente el monto de la obligación. Dichas provisiones se registran a su valor presente neto, cuando el efecto de descuento es significativo.

t) Aportaciones al Capital de Subsidiarias:
La Compañía reconoce la emisión de acciones de las subsidiarias como una transacción de capital, en la cual la diferencia entre el valor en libros de las acciones y el monto aportado por el minoritario o un tercero, se registra como una prima en suscripción de acciones.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2005**
**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**RELACION DE INVERSIONES EN ACCIONES**

**ANEXO 3**

**INFORMACION DICTAMINADA** **CONSOLIDADO** **Impresión Final**

| NOMBRE DE LA EMPRESA (1) | ACTIVIDAD PRINCIPAL | No. DE ACCIONES | % DE TENENCIA (2) | MONTO TOTAL (Miles de Pesos) | |
|---|---|---|---|---|---|
| | | | | COSTO ADQUISICION | VALOR ACTUAL (3 |
| **SUBSIDIARIAS** | | | | | |
| 1 GRUPO INDUSTRIAL EMPREX, S.A. DE C.V. | TENEDORA DE ACCIONES | 541,267,198 | 99.98 | 21,605,695 | 47,402,491 |
| 2 COMPAÑÍA INTERNACIONAL DE BEBIDAS S.A. DE C.V. | TENEDORA DE ACCIONES | 2,712,318 | 100.00 | 6,666,956 | 22,715,795 |
| 3 FEMSA LOGÍSTICA, S.A. DE C.V. | TENEDORA DE ACCIONES | 292,587,988 | 100.00 | 257,945 | 396,976 |
| 4 ELIMINACIÓN ACCIONES | | 1 | 0.00 | (28,530,596) | 0 |
| 5 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:) | | 1 | 0.00 | 0 | 0 |
| **TOTAL DE INVERSIONES EN SUBSIDIARIAS** | | | | **0** | **70,515,262** |
| **ASOCIADAS** | | | | | |
| 1 IEQSA | | 98,232 | 33.68 | 59,692 | 149,855 |
| 2 CICAN | | 9,620 | 48.10 | 36,154 | 35,369 |
| 3 BETA SAN MIGUEL | | 355,420 | 2.54 | 30,348 | 64,208 |
| 4 KSP | | 226,647 | 12.14 | 78,747 | 80,660 |
| 5 INDUSTRIA MEXICANA DE RECICLAJE S.A. DE C.V. | | 84,350 | 35.00 | 84,350 | 82,791 |
| 6 METALFORMA | | 2,850 | 31.00 | 1,843 | 3,577 |
| 7 CIA DE SERVICIOS DE BEBIDAS REFRESCANTES S.A. DE | | 26,000 | 26.00 | 26,000 | 20,596 |
| 8 OTRAS ASOCIADAS (4) (No. DE ASOC.:) | | 1 | 0.01 | 0 | 321,238 |
| | | 0 | 0.00 | 0 | 0 |
| **TOTAL DE INVERSIONES EN ASOCIADAS** | | | | **317,134** | **758,294** |
| **OTRAS INVERSIONES PERMANENTES** | | | | | **0** |
| **TOTAL** | | | | | **71,273,556** |

**OBSERVACIONES**

CLAVE DE COTIZACION: **FEMSA**
**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**BOLSA MEXICANA DE VALORES, S.A. DE C.V.**
**ANEXO 05**
**DESGLOSE DE CREDITOS**
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2005**

**INFORMACION DICTAMINADA**

Impresión Final
CONSOLIDADO

| Tipo de Crédito / Institución | Fecha de Vencimiento | Tasa de Interes | Denominados en Pesos | | Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $ ) — Intervalo de Tiempo | | | | | | Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Hasta 1 Año | Mas de 1 Año | Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más | Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más |
| BANCARIOS | | | | | | | | | | | | | | | | |
| COMERCIO EXTERIOR | | | | | | | | | | | | | | | | |
| BANAMEX | 19/11/2012 | 10.79 | 0 | 500,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANAMEX | 19/11/2012 | 9.94 | 0 | 1,000,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANAMEX | 19/11/2012 | 10.83 | 0 | 500,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANAMEX | 19/11/2012 | 11.08 | 0 | 500,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Banco Industrial | 29/12/2006 | 6.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 25,345 | 0 | 0 | 0 | 0 |
| BANCOMER | 20/08/2009 | 10.40 | 0 | 1,155,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCOMER | 30/09/2008 | 9.41 | 0 | 636,148 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCOMER | 30/09/2008 | 9.79 | 0 | 1,000,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCOMER | 31/08/2010 | 9.30 | 0 | 1,712,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCOMER | 20/08/2008 | 8.98 | 0 | 1,762,500 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Bank of tokio | 26/10/2012 | 4.57 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 267,773 |
| BARCLAYS | 30/06/2012 | 10.98 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 267,773 |
| BAYERISCHE | 28/09/2007 | 5.20 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 24,992 | 24,992 | 0 | 0 | 0 |
| BAYERISCHE | 16/10/2006 | 4.54 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,385 | 0 | 0 | 0 | 0 |
| BAYERISCHE | 15/05/2006 | 4.76 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 630 | 0 | 0 | 0 | 0 |
| BAYERISCHE | 06/01/2006 | 4.43 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,178 | 0 | 0 | 0 | 0 |
| BAYERISCHE | 28/02/2006 | 4.56 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 440 | 0 | 0 | 0 | 0 |
| BAYERISCHE | 02/05/2006 | 4.94 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 577 | 0 | 0 | 0 | 0 |
| BAYERISCHE | 30/11/2008 | 4.98 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 6,713 | 6,713 | 6,713 | 0 | 0 |
| BAYERISCHE | 31/07/2006 | 4.40 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 795 | 0 | 0 | 0 | 0 |
| BAYERISCHE | 30/01/2007 | 4.40 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 944 | 472 | 0 | 0 | 0 |
| BAYERISCHE | 28/09/2006 | 4.67 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,743 | 0 | 0 | 0 | 0 |
| BAYERISCHE | 30/04/2007 | 4.94 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,389 | 695 | 0 | 0 | 0 |
| BAYERISCHE | 02/08/2007 | 4.30 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 5,017 | 5,017 | 0 | 0 | 0 |
| BAYERISCHE | 30/04/2007 | 4.84 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,381 | 1,190 | 0 | 0 | 0 |
| BAYERISCHE | 31/01/2008 | 4.30 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,844 | 1,844 | 922 | 0 | 0 |
| BAYERISCHE | 29/05/2013 | 4.95 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 27,549 | 27,549 | 27,549 | 27,549 | 96,423 |
| BAYERISCHE | 31/01/2006 | 4.40 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 427 | 0 | 0 | 0 | 0 |

CLAVE DE COTIZACION: FEMSA
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

**BOLSA MEXICANA DE VALORES, S.A. DE C.V.**
**ANEXO 05**
**DESGLOSE DE CREDITOS**
(MILES DE PESOS)

TRIMESTRE: 4 AÑO: 2005

**INFORMACION DICTAMINADA**

Impresión Final
CONSOLIDADO

| Tipo de Crédito / Institución | Fecha de Vencimiento | Tasa de Interes | Denominados en Pesos | | Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo | | | | | | Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Hasta 1 Año | Mas de 1 Año | Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más | Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más |
| **BANCARIOS** | | | | | | | | | | | | | | | | |
| BAYERISCHE | 26/06/2006 | 4.88 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 631 | 0 | 0 | 0 | 0 |
| BAYERISCHE | 15/05/2007 | 4.76 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,197 | 599 | 0 | 0 | 0 |
| BAYERISCHE | 15/02/2006 | 4.23 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 521 | 0 | 0 | 0 | 0 |
| BAYERISCHE | 15/12/2006 | 4.87 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,269 | 0 | 0 | 0 | 0 |
| BAYERISCHE | 30/06/2010 | 3.44 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 35,159 | 35,159 | 35,159 | 35,159 | 17,580 |
| BAYERISCHE | 30/06/2009 | 3.27 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 26,617 | 26,617 | 26,617 | 13,308 | 0 |
| BAYERISCHE | 27/10/2012 | 11.19 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 267,773 |
| BAYERISCHE | 10/08/2009 | 4.57 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,889 | 3,889 | 3,889 | 3,889 | 0 |
| BONDS COLOMBIA | 16/08/2006 | 8.31 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 211,011 | 0 | 0 | 0 | 0 |
| BONDS COLOMBIA | 09/08/2007 | 9.27 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 160,603 | 0 | 0 | 0 |
| BOSTON LEASING | 30/07/2008 | 6.27 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 4,796 | 4,947 | 3,813 | 0 | 0 |
| CAJA MADRID | 27/05/2009 | 10.91 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 160,664 | 0 |
| Citi Argentina | 05/05/2006 | 9.43 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 162,608 | 0 | 0 | 0 | 0 |
| CITIBANK | 01/11/2006 | 8.95 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,142,180 | 0 | 0 | 0 | 0 |
| CITIBANK | 05/08/2015 | 9.87 | 0 | 500,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| COMERICA | 23/09/2009 | 5.13 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 9,435 | 13,058 | 16,066 | 19,280 | 0 |
| GE CAPITAL LEASING | 01/07/2009 | 5.63 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 21,422 | 30,609 | 30,609 | 30,609 | 0 |
| GE CAPITAL LEASING | 01/07/2009 | 6.92 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 5,246 | 5,246 | 5,246 | 5,246 | 0 |
| GE CAPITAL LEASING | 29/12/2008 | 7.35 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 7,267 | 7,105 | 1,776 | 0 | 0 |
| HSBC | 16/12/2011 | 10.57 | 0 | 650,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Itaú-Buen Ayre | 16/12/2006 | 9.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 61,862 | 0 | 0 | 0 | 0 |
| JP MORGAN | 01/07/2009 | 7.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,216,260 | 0 |
| kof Costa Rica | 15/12/2006 | 4.74 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 5,355 | 0 | 0 | 0 | 0 |
| kof Venezuela | 16/12/2006 | 12.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 59,782 | 0 | 0 | 0 | 0 |
| kof Venezuela | 16/12/2006 | 12.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 328,800 | 0 | 0 | 0 | 0 |
| SANTANDER | 25/04/2006 | 4.71 | 6,667 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SANTANDER | 07/10/2010 | 4.68 | 1,671 | 6,688 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SANTANDER | 28/02/2011 | 8.82 | 19,048 | 80,952 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SANTANDER | 03/04/2006 | 4.42 | 45,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

CLAVE DE COTIZACION: **FEMSA**
**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**BOLSA MEXICANA DE VALORES, S.A. DE C.V.**
**ANEXO 05**
**DESGLOSE DE CREDITOS**
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2005**

**INFORMACION DICTAMINADA**

Impresión Final
CONSOLIDADO

| Tipo de Crédito / Institución | Fecha de Vencimiento | Tasa de Interes | Denominados en Pesos | | Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo | | | | | | Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Hasta 1 Año | Mas de 1 Año | Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más | Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más |
| **BANCARIOS** | | | | | | | | | | | | | | | | |
| SANTANDER | 15/04/2015 | 9.95 | 0 | 600,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SANTANDER | 15/04/2015 | 9.98 | 0 | 1,000,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SCOTIA | 27/09/2010 | 10.72 | 0 | 1,405,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SCOTIA | 31/10/2006 | 9.46 | 192,000 | 56,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| STANDARD CHARTERED BANK | 27/05/2012 | 4.87 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 53,555 |
| WACHOVIA | 15/01/2012 | 4.55 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 267,773 |
| WACHOVIA | 15/01/2012 | 11.36 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 267,773 |
| Washovia | 15/01/2012 | 4.84 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 160,664 |
| STANDARD CHARTERED BANK | 27/05/2012 | 11.04 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 267,773 |
| HSBC | 08/07/2015 | 9.78 | 0 | 500,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SCOTIA BANK INVERLAT | 23/08/2012 | 10.06 | 0 | 550,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL BANCARIOS** | | | **264,386** | **14,114,288** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **3,194,396** | **356,304** | **158,359** | **3,511,964** | **1,934,860** |
| **LISTADAS EN BOLSA** | | | | | | | | | | | | | | | | |
| **QUIROGRAFARIOS** | | | | | | | | | | | | | | | | |
| BANAMEX | 03/07/2008 | 10.08 | 0 | 1,250,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANAMEX | 02/07/2009 | 10.35 | 0 | 1,250,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SCOTIA | 20/04/2007 | 8.37 | 0 | 1,905,753 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SCOTIA | 11/07/2008 | 8.92 | 0 | 2,500,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SCOTIA | 18/04/2008 | 9.24 | 0 | 1,250,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SCOTIA | 10/07/2009 | 9.90 | 0 | 500,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SCOTIA | 16/04/2010 | 10.40 | 0 | 1,000,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SCOTIA | 13/11/2006 | 8.65 | 1,424,614 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL BURSATILES** | | | **1,424,614** | **9,655,753** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |

CLAVE DE COTIZACION: **FEMSA**
**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**BOLSA MEXICANA DE VALORES, S.A. DE C.V.**
**ANEXO 05**
**DESGLOSE DE CREDITOS**
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2005**

**INFORMACION DICTAMINADA**

Impresión Final
CONSOLIDADO

| Tipo de Crédito Institución | Fecha de Vencimiento | Tasa de Interes | Denominados en Pesos | | Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $ ) Intervalo de Tiempo | | | | | | Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Hasta 1 Año | Mas de 1 Año | Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más | Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más |
| PROVEEDORES | | | | | | | | | | | | | | | | |
| PROVEEDORES | | | | | | | | | | | | | | | | |
| PROVEEDORES VARIOS | 31/12/2005 | | 6,167,677 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,814,981 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL PROVEEDORES** | | | **6,167,677** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **2,814,981** | **0** | **0** | **0** | **0** | **0** |
| OTROS PASIVOS | 31/12/2005 | | 450,663 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,514,018 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL OTROS PASIVOS CIRCULANTES OTROS CREDITOS** | | | **450,663** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **3,514,018** | **0** | **0** | **0** | **0** | **0** |
| | | | **8,307,340** | **23,770,041** | **0** | **0** | **0** | **0** | **0** | **0** | **6,328,999** | **3,194,396** | **356,304** | **158,359** | **3,511,964** | **1,934,860** |

**OBSERVACIONES**

# BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2005**

**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**POSICION EN MONEDA EXTRANJERA**
**(Miles de Pesos)**

**ANEXO 6**

**CONSOLIDADO**

**INFORMACION DICTAMINADA**

**Impresión Final**

| BALANZA | DOLARES (1) | | OTRAS MONEDAS (1) | | TOTAL |
|---|---|---|---|---|---|
| | MILES DE DOLARES | MILES DE PESOS | MILES DE DOLARES | MILES DE PESOS | MILES DE PESOS |
| ACTIVO TOTAL | 388,822 | 4,164,631 | 441,767 | 4,731,725 | 8,896,356 |
| PASIVO | 926,379 | 9,922,353 | 720,061 | 7,712,504 | 17,634,857 |
| | 384,086 | | 505,045 | 5,409,490 | 9,523,397 |
| | 542,293 | | 215,016 | 2,303,014 | 8,111,460 |
| SALDO NETO | (537,557) | (5,757,722) | (278,294) | (2,980,779) | (8,738,501) |

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2005**
**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**CEDULA DE INTEGRACION Y CALCULO**
**DE RESULTADO POR POSICION MONETARIA (1)**
**(Miles de Pesos)**

**ANEXO 7**

**INFORMACION DICTAMINADA** **CONSOLIDADO**
**Impresión Final**

| MES | ACTIVOS MONETARIOS | PASIVOS MONETARIOS | POSICION MONETARIA (ACTIVA) PASIVA | INFLACION MENSUAL | EFECTO MENSUAL (ACTIVO) PASIVO |
|---|---|---|---|---|---|
| ENERO | 15,370,525 | 57,735,216 | 42,364,691 | 0.00 | 1,502 |
| FEBRERO | 16,719,846 | 56,685,628 | 39,965,782 | 0.33 | 133,153 |
| MARZO | 16,369,144 | 56,925,641 | 40,556,497 | 0.45 | 182,797 |
| ABRIL | 15,809,995 | 57,646,694 | 41,836,699 | 0.36 | 148,998 |
| MAYO | 15,431,886 | 59,296,959 | 43,865,073 | (0.25) | (109,927) |
| JUNIO | 7,383,947 | 58,472,921 | 51,088,974 | (0.10) | (49,369) |
| JULIO | 19,929,737 | 52,745,465 | 32,815,728 | 0.39 | 128,424 |
| AGOSTO | 17,666,320 | 49,426,826 | 31,760,506 | 0.12 | 37,925 |
| SEPTIEMBRE | 15,221,026 | 48,441,852 | 33,220,826 | 0.40 | 133,142 |
| OCTUBRE | 18,845,434 | 47,926,210 | 29,080,776 | 0.25 | 71,378 |
| NOVIEMBRE | 17,582,751 | 48,039,422 | 30,456,671 | 0.72 | 219,200 |
| DICIEMBRE | 9,434,413 | 47,101,885 | 37,667,472 | 0.61 | 231,361 |
| ACTUALIZACION: | 0 | 0 | 0 | 0.00 | 15,848 |
| CAPITALIZACION: | 0 | 0 | 0 | 0.00 | 0 |
| EMP. EXTRANJERAS: | 0 | 0 | 0 | 0.00 | (27,438) |
| OTROS | 0 | 0 | 0 | 0.00 | 0 |
| **TOTAL** | | | | | **1,116,994** |

**OBSERVACIONES**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2005**

**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA**

**ANEXO 8**

**INFORMACION DICTAMINADA** **CONSOLIDADO**

**Impresión Final**

| **LIMITACIONES FINANCIERAS SEGN ESCRITURAS DE LA EMISION Y/O TITULO** |
| --- |
| NO APLICA |

| **SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS** |
| --- |
| NO APLICA |

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2005**
**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO**

**ANEXO 9** **CONSOLIDADO**
**INFORMACION DICTAMINADA** **Impresión Previa**

| PLANTA O CENTRO | ACTIVIDAD ECONOMICA | CAPACIDAD INSTALADA (1) | % DE UTILIZACION |
|---|---|---|---|
| FEMSA CERVEZA | | 0 | 0 |
| CERVEZA | PRODUCCIÓN DE CERVEZA | 33,696,000 | 80 |
| HERMETAPAS | MANUFACTURA TAPAS METÁLICAS | 18,000,000 | 95 |
| TAPA ECOLOGICA | MANUFACTURA TAPAS METÁLICAS | 4,300,000 | 96 |
| LATA BEBIDAS | MANUFACTURA LATA BEBIDAS | 3,400,000 | 100 |
| BOTELLAS DE VIDRIO | FABRICACION DE BOTELLAS DE VIDRIO (UDS) | 1,300,000 | 87 |
| COCA-COLA FEMSA | | 0 | 0 |
| MÉXICO | ELABORACIÓN, EMBOTELLADO Y DISTRIBUCIÓN | 1,578,693 | 63 |
| GUATEMALA | ELABORACIÓN, EMBOTELLADO Y DISTRIBUCIÓN | 34,151 | 69 |
| NICARAGUA | ELABORACIÓN, EMBOTELLADO Y DISTRIBUCIÓN | 51,387 | 51 |
| COSTARICA | ELABORACIÓN, EMBOTELLADO Y DISTRIBUCIÓN | 56,389 | 58 |
| PANAMÁ | ELABORACIÓN, EMBOTELLADO Y DISTRIBUCIÓN | 55,344 | 36 |
| COLOMBIA | ELABORACIÓN, EMBOTELLADO Y DISTRIBUCIÓN | 322,498 | 50 |
| VENEZUELA | ELABORACIÓN, EMBOTELLADO Y DISTRIBUCIÓN | 284,376 | 60 |
| BRASIL | ELABORACIÓN, EMBOTELLADO Y DISTRIBUCIÓN | 441,111 | 56 |
| ARGENTINA | ELABORACIÓN, EMBOTELLADO Y DISTRIBUCIÓN | 182,275 | 79 |
| FEMSA EMPAQUES | | 0 | 0 |
| GRAFO-REGIA | PRODUCCIÓN DE TRABAJOS DE ARTES GRÁFICAS (TONS) | 13,500 | 89 |
| VENDO | FABRICA DE REFRIGERADORES COMERCIALES | 180,300 | 93 |

**OBSERVACIONES**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2005**
**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**MATERIAS PRIMAS DIRECTAS**

**ANEXO 10**

**CONSOLIDADO**
**Impresión Final**

**INFORMACION DICTAMINADA**

| NACIONALES | PRINCIPALES PROVEEDORES | IMPORTACION | PRINCIPALES PROVEEDORES | SUST. NAL. | % COSTO PRODUCCION TOTAL |
|---|---|---|---|---|---|
| NO APLICA | | | | | |

**OBSERVACIONES**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2005**
**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**DISTRIBUCION DE VENTAS POR PRODUCTO**

**ANEXO 11**

**VENTAS NACIONALES**

**INFORMACION DICTAMINADA** **CONSOLIDADO**
**Impresión Final**

| PRINCIPALES PRODUCTOS | PRODUCCION TOTAL | | VENTAS | | % DE PARTICIPACION EN EL MERCADO | PRINCIPALES | |
|---|---|---|---|---|---|---|---|
| O LINEA DE PRODUCTOS | VOLUMEN | IMPORTE | VOLUMEN | IMPORTE | | MARCAS | CLIENTES |
| COCA-COLA FEMSA | | 0 | 0 | | | | |
| REFRESCOS | 1,824,832 | 25,486,472 | 1,025,026 | 28,705,429 | | SPRITE,LIFT,CIEL, | CONSUMIDOR FINAL |
| | | 0 | 0 | | | DELAWARE PUNCH | |
| | | 0 | 0 | | | COCA-COLA, FANTA | |
| | | 0 | 0 | | | COCA-COLA LIGHT | |
| | | 0 | 0 | | | SENZAO, BEAT, NESTE | |
| | | 0 | 0 | | | SPRITE CERO, FRESCA | |
| | | 0 | 0 | | | CIEL MINERALIZADA | |
| | | 0 | 0 | | | POWERADE, NESTEA | |
| | | 0 | 0 | | | MICKEY AVENTURAS | |
| | | 0 | 0 | | | DASANI, CIEL AQUARI | |
| FEMSA CERVEZA | | 0 | 0 | | | | |
| CERVEZA | 27,018 | 7,691,463 | 24,580 | 22,225,594 | | TECATE, TECATE LIGH | CONSUMIDOR FINAL |
| | | 0 | 0 | | | CARTA BLANCA, SUPEI | |
| | | 0 | 0 | | | DOS EQUIS LAGER, DO | |
| | | 0 | 0 | | | INDIO, SOL, BOHEMIA | |
| FEMSA COMERCIO | | 0 | 0 | | | | |
| VENTAS AL DETALLE | | 0 | 0 | 28,734,216 | | | CONSUMIDORES |
| OTRAS VENTAS | | 0 | 0 | 661,583 | | | |
| **TOTAL** | | 33,177,935 | | 80,326,822 | | | |

# BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2005**

**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**DISTRIBUCION DE VENTAS POR PRODUCTO**

**ANEXO 11**

**VENTAS AL EXTERIOR**

PAGINA 2

**CONSOLIDADO**

**Impresión Final**

**INFORMACION DICTAMINADA**

| PRINCIPALES PRODUCTOS | PRODUCCION TOTAL | | VENTAS | | DESTINO | PRINCIPALES | |
|---|---|---|---|---|---|---|---|
| O LINEA DE PRODUCTOS | VOLUMEN | IMPORTE | VOLUMEN | IMPORTE | | MARCAS | CLIENTES |
| REFRESCOS | | 0 | 864,263 | 21,492,562 | ARGENTINA/CENTR | AGUA CLUB K, FRESCA | CONSUMIDOR FINAL |
| | | | | | OAME | | |
| | | 0 | 0 | | COLOMBIA/VENEZU | AGUA NATURAL, KIST | |
| | | | | | ELA/ | | |
| | | 0 | 0 | | BRASIL | AGUA NAYA, ALPINA | |
| | | 0 | 0 | | | BAVARIA, BLACK FIRE | |
| | | 0 | 0 | | | CANADA DRY, CHINOT | |
| | | 0 | 0 | | | GINGER ALE, HI-C, H | |
| | | 0 | 0 | | | JUIZ, KUAT,COCA-COL | |
| | | 0 | 0 | | | CEPITA, CARIOCA, FA | |
| | | 0 | 0 | | | COCA-COLA, DASANI | |
| CERVEZA | | 0 | 2,438 | 2,515,212 | 76 PAISES | TECATE,DOS EQUIS, | CONSUMIDORES Y |
| | | 0 | 0 | | | SOL, BOHEMIA, | DETALLISTAS |
| | | 0 | 0 | | | CARTA BLANCA, | |
| | | 0 | 0 | | | CHIHUAHUA | |
| LATA BEBIDAS | | 0 | 331,131 | 229,177 | COSTA | FAMOSA | INTERCER, BUCANERC |
| | | | | | RICA/CARIBE/ | | |
| | | 0 | 0 | | GUATEMALA | | LOS PORTALES/KERN |
| HERMETAPA | | 0 | 9,987,197 | 548,848 | USA/TRIN. Y | FAMOSA | MILLER/LABATT PENS. |
| | | | | | TOBAGO | | |
| | | 0 | 0 | | CARIBE | | COORS BREWING/UNI |
| TAPA ECOLÓGICA | | 0 | 318,022 | 65,885 | CARIBE | FAMOSA | INTERCER, BUCANERC |
| | | 0 | 0 | | | | LOS PORTALES |
| FLEXIBLES (TONS) | | 0 | 1,077 | 43,158 | CENTROAMERICA/ | GRAFO | COLGATE PALMOLIVE/ |
| BOTELLAS | | 0 | 18,594 | 23,481 | | SISA | INTERCER, BUCANERC |
| OTRAS VENTAS | | 0 | 0 | 336,569 | | | |
| **TOTAL** | | | | 25,254,892 | | | |

**OBSERVACIONES**

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2005**
**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

**CONSOLIDADO**
**Impresión Final**

**INFORMACION DICTAMINADA**

**INTEGRACION DEL CAPITAL SOCIAL PAGADO**

**CARACTERISTICAS DE LAS ACCIONES**

| | VALOR ($) | CUPON VIGENTE | NUMERO DE ACCIONES | | | | CAPITAL SOCIAL | |
|---|---|---|---|---|---|---|---|---|
| | | | PORCION FIJA | PORCION VARIABLE | MEXICANOS | LIBRE SUSCRIPCION | FIJO | VARIABLE |
| B | | 0 | 600,000,000 | 2,482,140,090 | | 2,482,140,090 | 300,000 | 2,681,855 |
| D | | 0 | | 2,881,570,360 | | 2,881,570,360 | | |
| TOTAL | | | 600,000,000 | 5,363,710,450 | 0 | 5,363,710,450 | 300,000 | 2,681,855 |

**TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:**
5,963,710,450

**PROPORCION DE ACCIONES POR :**

**CPO's :**
**T.VINC. :**
**ADRS's :**
**GDRS's :**
**ADS's :**
**GDS's**

**ACCIONES PROPIAS RECOMPRADAS**

| SERIE | CANTIDAD DE ACCIONES | PRECIO PROMEDIO DE RECOMPRA | PRECIO DE MERCADO AL TRIMESTRE |
|---|---|---|---|

**OBSERVACIONES**

**Información de Proyectos**
( Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

**INFORMACION DICTAMINADA** **CONSOLIDADO**
**Impresión Final**

NO APLICA

**Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras**
(Información relacionada al Boletín B-15)

ANEXO 14

**INFORMACION DICTAMINADA** **CONSOLIDADO**
**Impresión Final**

Incorporación de Subsidiarias en el Extranjero.

Los registros contables de las subsidiarias en el extranjero se preparan en la moneda local del país de origen y de acuerdo con los principios contables aplicables para cada país. Para efectos de incorporar los estados de situación financiera individuales de cada subsidiaria extranjera en los estados financieros consolidados de FEMSA son convertidos a PCGA mexicanos y se actualizan a poder adquisitivo de la moneda local aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio de cierre a la fecha del último estado de situación financiera presentado.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable formando parte de la utilidad neta integral.

El tratamiento contable del costo integral de financiamiento cuando la Compañía designa la inversión neta de adquisición en una subsidiaria en el extranjero como cobertura económica de la misma adquisición, es el siguiente:
. La fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el costo integral de financiamiento; y
. El resultado por posición monetaria se calcula utilizando factores de inflación del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado. La parte del resultado por posición monetaria no cubierta del financiamiento se calcula utilizando factores de inflación del país de origen de la compañía que contrate el financiamiento. El efecto total se registra en el costo integral de financiamiento.

A la fecha de los presentes estados financieros la Compañía no tiene designada ninguna inversión como cobertura económica.

Para efectos del cálculo de la posición monetaria y fluctuación cambiaria de las subsidiarias en el extranjero, los saldos de financiamiento intercompañías se consideran inversiones a largo plazo, por lo que el resultado por posición monetaria y la fluctuación generados por dichos saldos, se registran en la cuenta de resultado acumulado por conversión, en el capital contable como parte de la utilidad neta integral. Los saldos de financiamiento intercompañías se consideran inversiones de largo plazo dado que no se planea su pago en el corto plazo.

# BOLSA MEXICANA DE VALORES, S.A. DE C.V.

**CLAVE DE COTIZACION:** **FEMSA** FECHA: 27/02/2006 10:57

**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

## DATOS GENERALES DE LA EMISORA

| | |
|---|---|
| **RAZON SOCIAL:** | FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. |
| **DOMICILIO:** | GENERAL ANAYA 601 PTE |
| **COLONIA:** | BELLA VISTA |
| **C. POSTAL:** | 64410 |
| **CIUDAD Y ESTADO:** | MONTERREY ,NL |
| **TELEFONO:** | (0181) 8328-6167 |
| **FAX:** | (0181) 8328-6080 |
| **DIRECCION DE INTERNET:** | www.femsa.com |

## DATOS FISCALES DE LA EMISORA

| | |
|---|---|
| **RFC EMPRESA:** | FEM9805095B4 |
| **DOMICILIO FISCAL:** | GENERAL ANAYA 601 PTE. |
| **COLONIA:** | BELLA VISTA |
| **C. POSTAL:** | 64410 |
| **CIUDAD Y ESTADO:** | MONTERREY ,NL |

## RESPONSABLE DE PAGO

| | |
|---|---|
| **NOMBRE:** | C.P. ROSA MA. HINOJOSA MARTÍNEZ |
| **DOMICILIO:** | GENERAL ANAYA 601 |
| **COLONIA:** | BELLA VISTA |
| **C. POSTAL:** | 64410 |
| **CIUDAD Y ESTADO:** | MONTERREY ,NL |
| **TELEFONO:** | (0181) 8328-6090 |
| **FAX:** | (0181) 8328-6111 |
| **E-MAIL:** | rmhinmar@femsa.com.mx |

## DATOS DE LOS FUNCIONARIOS

| | |
|---|---|
| **PUESTO BMV:** | PRESIDENTE DEL CONSEJO DE ADMINISTRACION |
| **PUESTO:** | PRESIDENTE DEL CONSEJO |
| **NOMBRE:** | SR. JOSÉ ANTONIO FERNÁNDEZ CARBAJAL |
| **DOMICILIO:** | AV ALFONSO REYES 2202 NTE |
| **COLONIA:** | BELLA VISTA |
| **C. POSTAL:** | 64442 |
| **CIUDAD Y ESTADO:** | MONTERREY NL |
| **TELEFONO:** | (0181) 8328-60-18 |
| **FAX:** | (0181) 8328-60-29 |
| **E-MAIL:** | ychaval@femsa.com.mx |

| | |
|---|---|
| **PUESTO BMV:** | DIRECTOR GENERAL |
| **PUESTO:** | DIRECTOR GENERAL |
| **NOMBRE:** | ING. JOSÉ ANTONIO FERNÁNDEZ CARBAJAL |
| **DOMICILIO:** | AV ALFONSO REYES 2202 NTE |
| **COLONIA:** | BELLA VISTA |
| **C. POSTAL:** | 64442 |
| **CIUDAD Y ESTADO:** | MONTERREY NL |

**CLAVE DE COTIZACION: FEMSA** FECHA: 27/02/2006 10:57

**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

| | |
|---|---|
| **TELEFONO:** | (0181) 8328-60-18 |
| **FAX:** | (0181) 8328-60-29 |
| **E-MAIL:** | ychaval@femsa.com.mx |

---

| | |
|---|---|
| **PUESTO BMV:** | DIRECTOR DE FINANZAS |
| **PUESTO:** | VICEPRESIDENTE EJECUTIVO DE FINANZAS Y DESARROLLO CORPORATIV |
| **NOMBRE:** | C.P. JAVIER ASTABURUAGA SANJINES |
| **DOMICILIO:** | GENERAL ANAYA 601 PTE |
| **COLONIA:** | BELLA VISTA |
| **C. POSTAL:** | 64410 |
| **CIUDAD Y ESTADO:** | MONTERREY NL |
| **TELEFONO:** | (0181) 8328-62-00 |
| **FAX:** | (0181) 8328-60-80 |
| **E-MAIL:** | aastsan@femsa.com.mx |

---

| | |
|---|---|
| **PUESTO BMV:** | RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL |
| **PUESTO:** | GERENTE DE ADMINISTRACIÓN E INFORMACIÓN FINANCIERA |
| **NOMBRE:** | C.P. ROSA MARÍA HINOJOSA MARTÍNEZ |
| **DOMICILIO:** | GENERAL ANAYA 601 PTE |
| **COLONIA:** | BELLA VISTA |
| **C. POSTAL:** | 64410 |
| **CIUDAD Y ESTADO:** | MONTERREY NL |
| **TELEFONO:** | (0181) 8328-60-90 |
| **FAX:** | (0181) 8328-61-11 |
| **E-MAIL:** | rmhinmar@femsa.com.mx |

---

| | |
|---|---|
| **PUESTO BMV:** | SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL |
| **PUESTO:** | DIRECTOR JURÍDICO |
| **NOMBRE:** | LIC. CARLOS EDUARDO ALDRETE ANCIRA |
| **DOMICILIO:** | GENERAL ANAYA 601 PTE |
| **COLONIA:** | BELLA VISTA |
| **C. POSTAL:** | 64410 |
| **CIUDAD Y ESTADO:** | MONTERREY NL |
| **TELEFONO:** | (0181) 8328-6180 |
| **FAX:** | (0181) 8328-6181 |
| **E-MAIL:** | cealdanc@femsa.com.mx |

---

| | |
|---|---|
| **PUESTO BMV:** | RESPONSABLE DEL AREA JURIDICA |
| **PUESTO:** | DIRECTOR DE LEGAL |
| **NOMBRE:** | LIC. CARLOS EDUARDO ALDRETE ANCIRA |
| **DOMICILIO:** | GENERAL ANAYA 601 PTE |
| **COLONIA:** | BELLA VISTA |
| **C. POSTAL:** | 64410 |
| **CIUDAD Y ESTADO:** | MONTERREY NL |
| **TELEFONO:** | (0181) 8328-61-80 |
| **FAX:** | (0181) 8328-61-81 |
| **E-MAIL:** | cealdanc@femsa.com.mx |

---

| | |
|---|---|
| **PUESTO BMV:** | SECRETARIO DEL CONSEJO DE ADMINISTRACION |
| **PUESTO:** | SECRETARIO DEL CONSEJO |
| **NOMBRE:** | SR. ALFREDO LIVAS CANTÚ |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

**CLAVE DE COTIZACION:** **FEMSA** FECHA: 27/02/2006 10:57

**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

| | |
|---|---|
| **DOMICILIO:** | GENERAL ANAYA 601 PTE |
| **COLONIA:** | BELLA VISTA |
| **C. POSTAL:** | 64410 |
| **CIUDAD Y ESTADO:** | MONTERREY NL |
| **TELEFONO:** | (0181) 8328-61-80 |
| **FAX:** | (0181) 8328-61-81 |
| **E-MAIL:** | alivas@praxisfin.com |

---

| | |
|---|---|
| **PUESTO BMV:** | RESPONSABLE DE INFORMACION A INVERSIONISTAS |
| **PUESTO:** | GERENTE DE RELACIONES CON INVERSIONISTAS |
| **NOMBRE:** | LIC. ALAN ALANIS PEÑA |
| **DOMICILIO:** | GRAL. ANAYA 601 PTE |
| **COLONIA:** | BELLA VISTA |
| **C. POSTAL:** | 64410 |
| **CIUDAD Y ESTADO:** | MONTERREY NL |
| **TELEFONO:** | (0181) 8328-6211 |
| **FAX:** | (0181) 8328-6080 |
| **E-MAIL:** | alan.alanis@femsa.com.mx |

---

| | |
|---|---|
| **PUESTO BMV:** | ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET |
| **PUESTO:** | GERENTE DE ADMINISTRACIÓN E INFORMACIÓN FINANCIERA |
| **NOMBRE:** | C.P. ROSA MA. HINOJOSA MARTÍNEZ |
| **DOMICILIO:** | GRAL. ANAYA 601 PTE. |
| **COLONIA:** | BELLA VISTA |
| **C. POSTAL:** | 64410 |
| **CIUDAD Y ESTADO:** | MONTERREY NL |
| **TELEFONO:** | (0181) 8328-6090 |
| **FAX:** | (0181) 8328-6111 |
| **E-MAIL:** | rmhinmar@femsa.com.mx |

---

| | |
|---|---|
| **PUESTO BMV:** | ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET |
| **PUESTO:** | DIRECTOR JURIDICO |
| **NOMBRE:** | LIC. CARLOS EDUARDO ALDRETE ANCIRA |
| **DOMICILIO:** | GRAL. ANAYA 601 PTE. |
| **COLONIA:** | BELLA VISTA |
| **C. POSTAL:** | 64410 |
| **CIUDAD Y ESTADO:** | MONTERREY NL |
| **TELEFONO:** | (0181) 8328-61-80 |
| **FAX:** | (0181) 8328-61-81 |
| **E-MAIL:** | cealdanc@femsa.com.mx |

**CLAVE DE COTIZACION:** FEMSA **FECHA :** 27/02/2006 10:57
**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

## CONSEJO DE ADMINISTRACION

**SERIE** **TODAS**

**CARGO :** **PRESIDENTE**

NOMBRE : SR. JOSÉ ANTONIO FERNÁNDEZ CARBAJAL

**CARGO :** **CONSEJERO(S) HONORARIO(S)**

NOMBRE : SR. EUGENIO GARZA LAGÜERA

**CARGO :** **CONSEJERO(S) PROPIETARIO(S)**

NOMBRE : SR. ALBERTO BAILLERES
NOMBRE : SR. JOSÉ CALDERÓN ROJAS
NOMBRE : SR. JOSÉ MANUEL CANAL HERNANDO
NOMBRE : SR. ROBERT DENHAM
NOMBRE : SR. JAVIER FERNÁNDEZ CARBAJAL
NOMBRE : SRA. CONSUELO GARZA LAGÜERA
NOMBRE : SRA. EVA GARZA GONDA
NOMBRE : SRA. MARIANA GARZA GONDA
NOMBRE : SR. RICARDO GUAJARDO TOUCHÉ
NOMBRE : SR. ALFREDO LIVAS CANTÚ
NOMBRE : SR. MAX MICHEL SUBERVILLE
NOMBRE : SR. HELMUT PAUL
NOMBRE : SR. ALEXIS ROVZAR DE LA TORRE
NOMBRE : SR. CARLOS SALGUERO
NOMBRE : SR. ROBERTO SERVITJE SENDRA
NOMBRE : SR. LUIS TÉLLEZ KUENZLER
NOMBRE : SR. LORENZO ZAMBRANO TREVIÑO

**CARGO :** **CONSEJERO(S) SUPLENTE(S)**

NOMBRE : SR. JAVIER ASTABURUAGA SANJINES
NOMBRE : SR. JOSÉ FRANCISCO CALDERÓN ROJAS
NOMBRE : SR. SERGIO DESCHAMPS EBERGENYI
NOMBRE : SR. ANTONIO ELOSÚA MUGUERZA
NOMBRE : SR. ARTURO FERNÁNDEZ PÉREZ
NOMBRE : SR. ALFONSO GARZA GARZA
NOMBRE : SR. ARMANDO GARZA SADA
NOMBRE : SRA. BÁRBARA GARZA GONDA
NOMBRE : SR. FRANCISCO GARZA ZAMBRANO
NOMBRE : SR. LORENZO GARZA HINOJOSA
NOMBRE : SRA. PAULINA GARZA GONDA
NOMBRE : SR. JOSÉ GONZÁLEZ ORNELAS
NOMBRE : SR. RICARDO GONZÁLEZ SADA
NOMBRE : SR. JUAN GUICHARD MICHEL
NOMBRE : SR. MAX MICHEL GONZÁLEZ
NOMBRE : SR. EDUARDO PADILLA SILVA
NOMBRE : SR. OTHON PÁEZ GARZA
NOMBRE : SR. FEDERICO REYES GARCÍA
NOMBRE : SR. CARLOS SALAZAR LOMELÍN

**CARGO :** **COMISARIO(S) PROPIETARIO(S)**

NOMBRE : SR. ERNESTO GONZÁLEZ DÁVILA

**CARGO :** **COMISARIO(S) SUPLENTE(S)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

**CLAVE DE COTIZACION: FEMSA** **FECHA : 27/02/2006** 10:57
**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

## CONSEJO DE ADMINISTRACION

NOMBRE : SR. ERNESTO CRUZ VELÁZQUEZ DE LEÓN

---

**CARGO : SECRETARIO PROPIETARIO**

NOMBRE : SR. ALFREDO LIVAS CANTÚ

---

**CARGO : SECRETARIO SUPLENTE**

NOMBRE : SR. CARLOS ALDRETE ANCIRA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: FEMSA
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

**DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.**

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

| ING. JOSE ANTONIO FERNANDEZ CARBAJAL<br>DIRECTOR GENERAL | C.P. JAVIER ASTABURUAGA SANJINES<br>DIRECTOR DE FINANZAS |
|---|---|

MONTERREY, NL, A 27 DE FEBRERO DE 2006

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2006    Fomento Económico Mexicano S.A. de C.V.

By: /s/ Javier Astaburuaga
Name: Javier Astaburuaga Sanjines
Title: Chief Financial Officer

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2006

Fomento Económico Mexicano, S.A. de C.V.

By: ______________________
Name: Javier Astaburuaga Sanjines
Title: Chief Financial Officer